FORM NRSRO

OMB APPROVAL
OMB Number: 3235-0625
Expires: Dec. 31, 2023
Estimated average burden hours per response: 36

APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☒ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS OF
   CREDIT RATINGS   ☐ UPDATE OF REGISTRATION

☐ APPLICATION SUPPLEMENT
   Items and/or Exhibits Supplemented: ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1. **A.** Your full name:

    S&P Global Ratings

    B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:
    N/A

    (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

    Standard & Poor's Ratings Services[1]

    C. Address of your principal office (do not use a P.O. Box):

55 Water Street	**New York**	**New York**	**10041-0003**
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    D. Mailing address, if different:

Not Applicable			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    E. Contact person (See Instructions):

    Scott Forston, Global Head, Regulatory Coordination
    (Name and Title)

55 Water Street	**New York**	**New York**	**10041-0003**
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

March 22, 2023	**S&P Global Ratings**
(Date)	(Name of the Applicant/NRSRO)

By: **/s/ Martina Cheung**   **Martina Cheung, President**
        (Signature)   (Print Name and Title)

---

[1] Standard & Poor's Ratings Services changed its name to S&P Global Ratings on April 27, 2016. However, the legacy name may continue to be used for a transitional period.

2. **A**. Your legal status:

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☒ Other (specify)

The NRSRO, S&P Global Ratings, is comprised of those legal entities named in the response to item 3 below.

    B. Month and day of your fiscal year end: **December 31**

    C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: **(of parent)**　　　　Date of formation: **(of parent)**
　　　　　　　　　　　　　　SPGI　　　　　　　　　　　　　　　　　　**SPGI**
　　　　　　　　　　　　　　New York/U.S.A.　　　　　　　　　　　　　　**December 29, 1925**

3.　　Your credit rating affiliates (See Instructions):

The response to this Item is attached and made a part of this Form NRSRO

4.　　The designated compliance officer of the Applicant/NRSRO (See Instructions)*:*

Patrick R. Nicholson, Designated Compliance Officer, S&P Global Ratings
(Name and Title)

55 Water Street	**New York**	**New York**	**10041-0003**
(Number and Street)	(City)	(State/Country)	(Postal Code)

5.　　Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

This Form NRSRO and Exhibits 1 through 9 will be made available at www.spglobal.com

6.　**COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A.　Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching_____certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	X	56,773	1955
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	X	6,924	1967
corporate issuers	X	55,009	1923
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	X	37,338	1983
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	X	908,740	1941

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Public ratings and ratings actions are made available at no charge at www.spglobal.com (except for ratings of S&P Global Ratings Maalot Ltd., which are made available at no charge at www.maalot.co.il), and for a fee through release to wire services and various subscription-based products, such as RatingsDirect.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.		
	YES	**NO**
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	X	☐
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	X
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	X

 9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics. ☒   Exhibit 1 is attached and made a part of this Form NRSRO.
Exhibit 2. A description of the procedures and methodologies used in determining credit ratings. ☒ Exhibit 2 is attached and made a part of this Form NRSRO.
Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information. ☒ Exhibit 3 is attached and made a part of this Form NRSRO.
Exhibit 4. Organizational structure. ☒   Exhibit 4 is attached and made a part of this Form NRSRO.
Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect. ☒ Exhibit 5 is attached and made a part of this Form NRSRO.
Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings. ☒ Exhibit 6 is attached and made a part of this Form NRSRO.
Exhibit 7. Policies and procedures to address and manage conflicts of interest. ☒ Exhibit 7 is attached and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☒   Exhibit 8 is attached and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☒   Exhibit 9 is attached and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐   Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐   Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐   Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐   Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Item #3: Credit Rating Affiliates

Name	Location[2]	Address
Standard & Poor's Financial Services LLC	United States	55 Water Street, New York, NY 10041 USA
S&P Global Ratings Argentina S.R.L., Agente de Calificación de Riesgo	Argentina	Av. Leandro N. Alem, 815, 3rd floor, Torre Catalinas Norte Ciudad Autónoma de Buenos Aires, Argentina C1001AAD
S&P Global Ratings Singapore Pte. Ltd.	Singapore	12 Marina Boulevard, #23-01 MBFC Tower 3, Singapore 018982
S&P Global Ratings Hong Kong Limited	Hong Kong	3-4/F, Three Exchange Square, 8 Connaught Place, Central, Hong Kong
S&P Global Ratings Japan Inc.	Japan	Marunouchi Kitaguchi Bldg. 1-6-5, Marunouchi, Chiyoda-ku Tokyo, Japan 100-0005
S&P Global Ratings Australia Pty Ltd	Australia	Level 17, 101 Collins Street Melbourne Victoria 3000, Australia
S&P Global Ratings Europe Limited	Dubai	Unit 501, Level 5 Gate Precinct Building 1 Dubai International Finance Centre PO Box 506650
	France	40 Rue de Courcelles Paris, France 75008
	Germany	Bockenheimer Landstrasse 2, 60306 Frankfurt am Main, Germany
	Ireland	Fourth Floor, Waterways House, Grand Canal Quay, Dublin 2, Ireland
	Italy	Vicolo San Giovanni Sul Muro 1/3/5 Milan, Italy 20121
	South Africa	30 Jellicoe Avenue, 2nd Floor Rosebank 2196 Johannesburg, South Africa
	Spain	Paseo de la Castellana, 7-Planta 6 Madrid, Spain 28046
	Sweden	Master Samuelsgatan 6, Box 1753 Stockholm, Sweden 11187
S&P Global Ratings UK Limited	U.K.	25 Ropemaker Street London, United Kingdom EC2Y 9LY
S&P Global Ratings, S.A. de C.V.	Mexico	Av. Javier Barros Sierra No. 540 Tower II, PH2 Col. Lomas de Santa Fé, Del. Alvaro Obregón México City, México 01219
S&P Global Ratings Canada, a business unit of S&P Global Canada Corp.	Canada	Bay Adelaide - East Tower 22 Adelaide Street West, 40th Floor Toronto, ON, Canada M5H 4E3
S&P Global Ratings Maalot Ltd [3]	Israel	12 Abba Hillel Silver Street, Ramat Gan, Tel Aviv, Israel 52506
Standard & Poor's Ratings do Brasil Ltda.[4]	Brazil	Av. Brigadeiro Faria Lima, 201, 18th floor, Pinheiros São Paulo, Brazil 05426-100
Taiwan Ratings Corporation[5]	Taiwan	2F, Hung Kuo Building No. 167, Dunhua N. Road, Taipei City 105, Taiwan, R.O.C

---

[2] In the jurisdictions listed below S&P Global Ratings operates through these legal entities, each of which (with the exception of Taiwan Ratings Corporation which is majority owned) is a wholly-owned subsidiary of S&P Global Inc.

[3] S&P Global Ratings Maalot Ltd. will temporarily operate from offices located at Rogovin Tower - Derech Menachem Begin 11, Ramat Gan, 5268104, Israel, starting on February 12, 2023, while its registered office at 12 Abba Hillel Silver Street, Ramat Gan, Tel Aviv, Israel 52506 undergoes renovations. S&P Global Ratings Maalot Ltd. expects to return to its registered office at 12 Abba Hillel Silver Street, Ramat Gan, Tel Aviv, Israel 52506 by May 1, 2023.

[4] This entity is part of the NRSRO, with credit ratings determined via other affiliates on behalf of the NRSRO.

[5] Taiwan Ratings Corporation is majority-owned by S&P Global Inc.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO   Date

S&P Global Ratings   February 14, 2023

Check Item being responded to:

X Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

S&P Global Ratings

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

1. Standard & Poor's Ratings Services (the "NRSRO") entered into settlement agreements with the U.S. Securities and Exchange Commission (the "SEC") relating to the Orders described in Paragraph 2 below, each of which was issued by the SEC on January 21, 2015, in connection with (i) six U.S. conduit/fusion commercial mortgage-backed securities ("CMBS") transactions rated by the NRSRO in 2011 and two additional U.S. conduit/fusion CMBS transactions from that period ("Matter I"), (ii) certain 2012 publications concerning criteria and research relating to conduit/fusion CMBS ("Matter II") and (iii) the NRSRO's internal controls regarding changes made to an assumption used in surveilling certain U.S. residential mortgage-backed securities ("Matter III"). In addition, on or about January 20, 2015, Standard & Poor's Financial Services LLC, a limited liability company of which the NRSRO is a separately identifiable business unit, entered into settlement agreements with the Attorneys General of the State of New York and the Commonwealth of

Massachusetts relating to Matter I.

2. A complete description of the orders, findings, injunctions and relevant statutes and regulations relating to:

   a. the SEC proceedings involving Matters I, II and III is set forth in the following Orders, which are attached hereto as Exhibits I, II and III, respectively, and incorporated herein by reference:

      (i)   SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Act of 1933 Rel. No. 9705, Securities Exchange Act of 1934 Rel. No. 74104, Administrative Proceeding File No. 3-16348, relating to Matter I (Exhibit I);

      (ii) SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Act of 1933 Rel. No. 9704, Securities Exchange Act of 1934 Rel. No. 74102, Administrative Proceeding File No. 3-16346, relating to Matter II (Exhibit II); and

      (iii) SEC, Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Exchange Act of 1934 Rel. No. 74103, Administrative Proceeding File No. 3-16347, relating to Matter III (Exhibit III);

   b. the State of New York proceeding involving Matter I is set forth in the following Assurance of Discontinuance, which is attached hereto as Exhibit IV and incorporated herein by reference: Attorney General of the State of New York, Investor Protection Bureau, Assurance of Discontinuance, relating to Matter I (Exhibit IV); and

   c. the Commonwealth of Massachusetts proceeding involving Matter I is set forth in the following Assurance of Discontinuance, which is attached hereto as Exhibit V and incorporated herein by reference: Commonwealth of Massachusetts, Assurance of Discontinuance, Pursuant to G.L. c. 93A § 5, relating to Matter I (Exhibit V).

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Not applicable.

#86801460v6

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Not applicable.

EXHIBIT I

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9705 / January 21, 2015

SECURITIES EXCHANGE ACT OF 1934
Release No. 74104 / January 21, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16348

In the Matter of **STANDARD & POOR'S RATINGS SERVICES,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND- DESIST PROCEEDINGS, PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 15E (d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or the "Respondent").

II.

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it, the subject matter of these proceedings, and the facts set forth in Annex A attached hereto, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the

EXHIBIT I

Securities Act and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

<p style="text-align:center">III.</p>

On the basis of this Order and S&P's Offer, the Commission finds[1] that:

<p style="text-align:center"><u>Summary</u></p>

These proceedings involve statements by S&P concerning its methodology for rating conduit/fusion Commercial Mortgage Backed Securities ("CF CMBS"). Conduit/fusion transactions are those that are comprised of geographically diversified pools of at least 20 mortgages loans made to unrelated borrowers. The disclosures at issue concern S&P's application of the Debt Service Coverage Ratio ("DSCR"), a key quantitative metric used to rate CF CMBS transactions.

S&P used DSCRs to estimate term defaults of loans in CF CMBS as part of its analysis of appropriate levels of Credit Enhancement ("CE") for particular ratings. CE is a critical consideration for a credit rating; in general terms, ratings with higher levels of CE are more conservative and provide greater protection against loss to investors. In late 2010, S&P changed its methodology for calculating DSCRs, which had the impact of lowering the amount of CE necessary to achieve a particular rating for transactions then in the market.

S&P published eight CF CMBS Presale reports between February and July 2011 in which it failed to describe its changed methodology for calculating DSCRs. The reports included DSCRs calculated using its prior methodology, which were misleading because they communicated that the ratings at issue were more conservative than they actually were. S&P did not follow its internal policies and procedures when making the change to its method for calculating DSCRs. S&P's internal control structure also did not sufficiently address red flags – including an internal complaint – that S&P had improperly changed its method for rating CF CMBS.

<p style="text-align:center"><u>Respondent</u></p>

S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York. S&P is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"), and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<p style="text-align:center">2</p>

EXHIBIT I

Facts

A.   S&P's CMBS ratings.

1.   Rating agencies' consistency and transparency are crucial to investors, including in the CF CMBS market. Without consistent application of rating methodology, ratings are not comparable from deal to deal. Similarly, without transparency, investors can assess neither the methodology employed by the rating agency nor the application of that methodology. S&P's policies reflected these priorities by requiring S&P employees to consistently apply established Criteria, avoid being influenced by business relationships with the issuers, and publish sufficient information about S&P's procedures and assumptions so that users of credit ratings could understand how S&P arrived at its ratings.

2.   A CF CMBS is a type of mortgage-backed security backed by a pool of commercial real estate loans. Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories: retail, office, multifamily, lodging, and industrial. CF CMBS are typically structured as multiple "tranches," or bonds, which have differing risk/return profiles. The bonds at the top of the capital structure generally receive priority in payment of principal and interest, while the bonds at the bottom experience losses first after the underlying loans incur losses. Because of these differences, the bonds at the bottom of the capital structure generally receive the highest rate of return, while the bonds at the top receive the lowest rate of return. The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure. This cushion is a key element of the CE applicable to each bond in a CF CMBS transaction.

3.   During the time frame covered by this Order (2010 and 2011), fees for rating CF CMBS transactions were paid by the issuers. Issuers typically announced potential CF CMBS transactions privately to NRSROs several months before they anticipated selling the bonds. NRSROs typically responded to these announcements by undertaking initial analyses of the pool and providing feedback to the issuers concerning how much CE they would require for each bond in the capital structure to be rated at particular levels. Typically, the issuers then retained two NRSROs to rate the transaction, usually choosing the agencies that proposed the lowest credible CE.

4.   S&P competed for and sometimes obtained CF CMBS rating assignments in 2010 and 2011. After being hired to rate a transaction, S&P spent approximately two months analyzing the loans and properties. As part of this analysis, S&P made reductions to projected cash flows and property values for the purpose of estimating how the loans would perform under stressed economic conditions. S&P then gave final feedback to the issuer concerning recommended ratings for levels of the capital structure proposed by the issuer. The feedback included summary data concerning DSCRs and other key metrics, which reflected the stress that S&P placed on the loans.

3

EXHIBIT I

5.   After receiving final feedback, the issuers announced the transactions to the public. Shortly after the announcements, S&P publicly disseminated Presale reports setting forth S&P's preliminary recommended ratings and the detailed rationale for the ratings. Although these ratings were designated as preliminary, they were issued in the offer and sale of the CMBS bonds because issuers and investors used the Presales as part of the total mix of information available to analyze the transactions. Final ratings were not issued until after the closing of the transactions. Investors typically had approximately one week after the announcement of the proposed transaction to make their investment decisions.

B.   S&P's established rating methodology for CF CMBS used published loan constants for calculating DSCR.

6.   On or about June 26, 2009, S&P published "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools" ("the Criteria Article"). The Criteria Article was intended to inform market participants, including investors, how S&P calculated net cash flow, how S&P used DSCRs and other information to estimate losses on loans in CF CMBS pools, and how S&P used estimated losses to calculate recommended CE for the various rating levels, among other things.

7.   The Criteria Article established a 19% "AAA" CE for an "archetypical pool" of commercial real estate loans. In S&P's view, bonds rated at the AAA level would withstand market conditions commensurate with an extreme economic downturn like the Great Depression without defaulting.

8.   S&P used DSCRs to estimate term defaults of loans in CF CMBS pools in connection with determining appropriate levels of CE for particular ratings. The DSCR is the ratio of the annual net cash flow produced by an income-generating property, divided by the annual debt service payment required under the mortgage loans. DSCRs are usually expressed as a multiple, for example, 1.2x. DSCRs give a measure of a property's ability to cover debt service payments. Put another way, an initial DSCR shows the cushion that is available to absorb a decline in net cash flow generated by a property during the term of the mortgage loan.

9.   For the purposes of estimating whether a loan would default during its term (as opposed to at its maturity date), S&P calculated the numerator in the DSCR (the net cash flow) by beginning with the current net cash flow data provided by the issuers of the CF CMBS transaction and then applying stresses and discounts to estimate how the income from the property would be affected by economic circumstances. S&P calculated the denominator in the DSCR (the debt service) by multiplying the original principal amount of the loan by a "loan constant" reflecting an interest rate and an amortization schedule.

10.   Although the Criteria Article provided loan constants for an "archetypical pool" of loans in a table identified as Table 1 by property type – Retail 8.25%, Office 8.25%,

4

EXHIBIT I

Multifamily 7.75%, Lodging 10.00% and Industrial 8.50% – it did not state whether S&P would calculate the denominator of the DSCR using the Table 1 loan constants for the purpose of estimating whether a loan would default during its term.

11.   After internal discussion, on or about July 31, 2009, S&P decided to use the Table 1 loan constants to calculate DSCRs. On or about March 10, 2010, the CMBS criteria committee further decided that S&P would use the "higher of" the actual constants or Table 1 loan constants to determine debt service payments. S&P incorporated the methodology that resulted from these decisions into the model that it used to analyze CF CMBS transactions.

12.   On or about June 22, 2010, S&P published a commentary on a CF CMBS transaction called JPMCC 2010-C1. S&P did not rate the transaction. In the commentary, S&P included DSCR data based on actual loan constants, but then stated that the firm "typically evaluates a transaction's loan default probability using a stressed DSC based on 'BBB' and 'AAA' cash flow scenarios and a stressed loan constant. For JPMCC 2010-Cl, the pool's weighted average stressed debt constant would equal approximately 8.33%, based primarily on the retail and office exposure, for which our constant is 8.25%." S&P closed the commentary with a direct comparison of the JPMCC 2010-C1 pool to the archetypical pool. In that comparison S&P stated that the pool's DSCR was based upon "stressed constants." Through these statements, S&P informed the public that it used the Table 1 loan constants to calculate DSCRs in its analysis of CF CMBS transactions.

13.   On or about September 24, 2010, S&P published a Presale for a CF CMBS transaction called JPMCC 2010-C2. The Presale set forth preliminary ratings for the transaction and detailed S&P's analysis that led to its ratings. It began with a summary overview that highlighted the pool-wide DSCR, and the subsequent analysis contained approximately 45 DSCR representations, an indication of the importance of the DSCR in commercial real estate analysis. In addition to the pool-wide DSCR, the Presale presented DSCRs for stratified portions of the pool and for individual loans. In each case, the DSCRs were calculated using the "higher of" the actual loan constants or Table 1 loan constants.

14.   As a result of its internal actions described above, including decisions and model implementation, the published commentary on JPMCC 2010-Cl, and the published Presale for JPMCC 2010-C2, S&P established that it used the "higher of" the actual loan constants or Table 1 loan constants to calculate DSCRs.

C.   In late 2010, S&P adjusted its methodology for calculating DSCRs.

15.   S&P's market position for rating CMBS transactions had declined in the years following the financial crisis, which essentially halted the new issuance CMBS market. When issuers started marketing CMBS transactions again in 2010, S&P's market share did not rebound

5

EXHIBIT I

to its pre-2008 level, a fact that some members of the CMBS Group believed was caused by, among other things, the conservatism of the firm's criteria.

16.   In or around mid-December 2010, the CMBS Analytical Group made a change to the assumption embodied in its model for analyzing new issue CF CMBS transactions. While the model previously calculated the DSCR for each loan by using the "higher of" the actual loan constant or Table 1 loan constant, the assumption was changed to calculate the DSCR for each loan by using the simple average of (1) the higher of the actual loan constant or the Table 1 loan constant and (2) the actual loan constant.

17.   Personnel within S&P described the average constants as "blended constants." In all cases in which a loan's actual constant was lower than the Table 1 loan constant, the blended constant would also be lower than the Table 1 loan constants. The use of blended constants generally resulted in lower annual debt service calculations and, therefore, higher DSCRs, which led the model to estimate fewer defaults under a "AAA" stress during the term of a loan, but more defaults at the maturity of the loan, but ultimately leading to lower losses from defaults. This resulted in CE requirements that were lower than they would have been had S&P calculated DSCRs using the "higher of" Table 1 or actual constants, which was more attractive as a commercial matter because issuers seek lower CE levels.

D.   S&P rated six transactions and produced preliminary ratings for two more transactions using the revised DSCR methodology, but published data using different DSCRs.

18.   During the first half of 2011, S&P used its blended constant methodology to rate the following six CF CMBS transactions: MSC 2011-C1, FREMF 2011-K701, JPMCC 2011-C3, FREMF 2011-K11, FREMF 2011-K13 and JPMCC 2011-C4. Issuers paid S&P approximately $7 million to rate and conduct surveillance on these six transactions.

19.   For each transaction, S&P published a Presale. Each Presale contained over 40 representations of DSCRs calculated using the "higher of" the actual loan constants or Table 1 loan constants. These representations included DSCRs for the entire pool, stratified portions of the pool, and individual loans. Three of the six Presales also included DSCRs calculated from actual loan constants, but none of the Presales included any DSCRs calculated from the blended constants that S&P actually used to rate the transactions.

20.   Had S&P actually used the DSCRs derived from the Table 1 loan constants, as set forth in the Presales, it would have required materially higher amounts of CE in the six rated transactions.

21.   The Presales for the 2011 transactions included a sentence that stated, "[i]n determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant

6

EXHIBIT I

and a stressed constant based on property type as further detailed in our conduit/fusion criteria." This sentence did not inform investors that S&P had changed its methodology to use blended constants, but was consistent with its previously established methodology of calculating DSCRs with the higher of Table 1 or actual constants.

22.   S&P's statements in the Presales concerning DSCRs were thus knowingly or recklessly false and misleading concerning the amount of stress S&P applied in rating the transactions.

23.   On at least four of the 2011 transactions, while S&P reported DSCRs based on the Table 1 loan constants to the public, the CMBS Group reported the DSCRs they actually used, based on the blended constants, to the issuers who paid S&P. Thus, the CMBS Group knew that the DSCRs they actually used were important to assessing the ratings, but still did not provide them to investors who used their ratings.

24.   S&P also misrepresented the calculation of DSCRs in internal documents known as Rating Analysis and Methodology Profile ("RAMP"), despite acknowledging, in a December 2010 internal email that "[i]f we do [use an alternate debt constant], we would document it in the RAMP."

25.   According to S&P's RAMP Guidelines, "The RAMP's objective is to explain the rating recommendation to voting committee members [who approved the proposed rating] through application of criteria. The RAMP captures the key drivers of the issue being rated, the relevant facets of analysis, the pertinent information being considered, and the underlying criteria and applicable assumptions...." S&P's Model Use Guidelines described various matters pertaining to models that must be documented in RAMPs, including key assumptions used in models and modifications to models.

26.   The RAMPs for each of the six transactions listed above disclosed DSCRs calculated using the Table 1 loan constants and, for three transactions, the actual constants, when in fact S&P rated the transactions using blended constants. The RAMPs did not describe the use of blended constants, the data derived from blended constants, or the fact that the models were modified to apply blended constants.

27.   In July 2011 S&P published Presales with preliminary ratings for two additional CF CMBS transactions called GSMS 2011-GC4 and FREMF 2011-K14. As with the previous six transactions, the Presales contained multiple DSCRs calculated using the higher of the actual loan constants or Table 1 loan constants. They also included DSCRs calculated from actual loan constants, but did not provide any DSCRs derived from the blended constants S&P actually used for the preliminary ratings. As a result, these Presales also made false and misleading statements about the amount of stress that S&P placed on the loans in the pools when assigning its ratings.

7

EXHIBIT I

The RAMPs for these transactions similarly provided data based on the Table 1 loan constants, and actual constants, but not blended constants.

28.   Several potential investors questioned the low level of CE for the AAA bonds in the GSMS 2011 GC-4 transaction. S&P gave a preliminary AAA rating to bonds with 14.5% CE Using the higher of the actual loan constants or Table 1 loan constants, rather than the blended constants, S&P's model would have resulted in approximately 20% CE for the AAA bond.

29.   In light of the investor questions, S&P's senior management reviewed S&P's ratings and discovered the use of blended constants. S&P then withdrew its preliminary ratings for the two transactions. As a result, these transactions did not close on schedule.

30.   Following withdrawal of the preliminary ratings on the July transactions, S&P reviewed the ratings on the six transactions from earlier in 2011. S&P's Chief Credit Officer believed that those ratings were not assigned in accordance with S&P's criteria because they were based on blended constants.

31.   On or about August 5, 2011 and August 16, 2011, S&P issued press releases called "Advanced Notice of Proposed Criteria Change[,]" which disclosed the methodology S&P had used in rating the CMBS transactions and stated that the ratings were "consistent with S&P's rating definitions." These publications did not inform investors of the effect of the change in methodology on required CE levels.

E.   S&P's internal controls did not detect and prevent the Criteria change.

32.   In 2010 and 2011, S&P purported to maintain a system of internal controls designed to ensure, among other things, that ratings were assigned using S&P's approved criteria. However, S&P's internal controls failed to identify and respond adequately to red flags that the CMBS Group had changed its methodology for rating CF CMBS transactions without appropriate process or disclosures.

33.   The internal controls failures included:

a.   S&P's Model Quality Review Group ("MQR"), which was supposed to determine whether numerical models used by rating practice groups appropriately implemented S&P's criteria, conducted a review of the CMBS model during the time that the CMBS Group was using blended constants to calculate DSCRs. MQR began its review with a model that used the higher of the actual loan constants or Table 1 loan constants. The CMBS Group modified the model to use blended constants while the review was ongoing, but failed to provide the modified model to MQR. Nevertheless, the CMBS Group provided information to MQR which, although vague, was a red flag that the CMBS Group was no longer applying the "higher of" methodology. MQR failed to respond to this red flag and never requested the modified model.

8

EXHIBIT I

b.	In January 2011, S&P received an anonymous email asserting that the CMBS Group was inappropriately using blended constants to produce lower CE levels and make S&P more competitive. S&P's Quality Group, whose responsibilities included reviews of ratings files to determine whether ratings analytical groups were complying with S&P's criteria, investigated the complaint. The Quality Group did not conduct a sufficient investigation of how the CMBS Group calculated DSCRs, and the complaint was not discussed with S&P's Chief Credit Officer.

c.	S&P's Criteria Group was supposed to enforce S&P's Criteria Process Guidelines, which set forth procedures for researching and approving proposed criteria changes and publicizing any resulting changes. The Criteria Group knew that the CMBS Group was considering changes to the methodology for calculating DSCRs, and that the Quality Group was investigating such possible changes. However, the Criteria Group failed to identify the change the CMBS Group actually made to the methodology for calculating DSCRs, and failed to enforce the Criteria Process Guidelines despite these red flags.

Violations

34.	As a result of the conduct described above, S&P willfully violated Section 17(a)(l) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities.

35.	As a result of the conduct described above, S&P violated Section 15E(c)(3) of the Exchange Act, which requires NRSROs to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings.

36.	As a result of the conduct described above, S&P violated Rules 17g-2(a)(2)(iii) and 17g-2(a)(6) under the Exchange Act, which require NRSROs to make and retain complete and current records of the rationale for any material difference between the credit rating implied by a model and the final credit rating issued and of the established procedures and methodologies used by the NRSRO to determine credit ratings.

Undertakings

Respondent has undertaken to refrain from making preliminary or final ratings for any new issue U.S. conduit/fusion CMBS transaction for a period of twelve months from the date of this Order, including engaging in any marketing activity related thereto. This prohibition extends to all new issuance ratings activity whether undertaken for a fee or otherwise. This undertaking does not prohibit S&P from engaging in surveillance of outstanding conduit/fusion CMBS issues that S&P has previously rated.

9

EXHIBIT I

Within 180 days of the entry of this Order, or as otherwise agreed to with the Commission's Office of Credit Ratings, S&P shall adopt, implement, and maintain policies, procedures, practices and internal controls that address the recommendations and issues identified in the September 9, 2014 summary letter concerning the completed 2014 Section 15E Examination of S&P conducted by the Commission's Office of Credit Ratings ("2014 S&P Exam").

S&P shall submit a report, approved and signed under penalty of perjury by the President and the Chief Compliance Officer of S&P, to Thomas Butler, Director, Office of Credit Ratings, Securities and Exchange Commission New York Regional Office, 3 World Financial Center, Suite 400, New York, NY 10281-1022, and Michael J. Osnato, Jr., Chief, Complex Financial Instruments Unit, Securities and Exchange Commission, 3 World Financial Center, Suite 400, New York, NY 10281-1022, which details the new policies, procedures, practices, and internal controls adopted, and the actions taken to implement and maintain the new policies, procedures, practices, and internal controls.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   S&P cease and desist from committing or causing any violations and any future violations of Section 17(a)(1) of the Securities Act, Section 15E(c)(3) of the Exchange Act, and Exchange Act Rules 17g-2(a)(2)(iii) and 17g-2(a)(6).

B.   S&P is censured.

C.   S&P shall, within thirty (30) days of the entry of this Order, pay disgorgement of $6.2 million, prejudgment interest of $800,000, and a civil money penalty of $35 million to the Securities and Exchange Commission. If timely payment is not made, additional interest shall accrue pursuant to SEC Rule of Practice 600 or 31 U.S.C. § 3717 as applicable. Payment must be made in one of the following ways:

(1)   S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)   S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

10

EXHIBIT I

      (3)   S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

      Payments by check or money order must be accompanied by cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

      By the Commission.

                         Brent J. Fields
                         Secretary

EXHIBIT I

ANNEX A

S&P admits to the facts set forth below.

Beginning in 2009, S&P developed new commercial mortgage backed securities ("CMBS") ratings criteria that generally increased the required credit enhancement levels for conduit/fusion CMBS ("CF CMBS").

On June 26, 2009, S&P published "US. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools" setting forth its methodology for rating CF CMBS. That article described how S&P used the debt service coverage ratio ("DSCR") to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, etc.).

The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (e.g. 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table, called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the actual loan constant was higher than the Table 1 constant. These decisions were incorporated in the mathematical model that S&P used to calculate credit enhancement requirements for various rating levels.

In December 2010, S&P's CMBS Ratings Group began analyzing loans in new issue CF CMBS using the higher of the actual loan constant or the average of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group sometimes described this average as a "blended constant." The usage of blended constants rather than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each rating level.

Between February 2011 and May 2011, S&P published Presale reports for six CF CMBS transactions the company ultimately rated. The reports reflected S&P's preliminary ratings of the offerings and its methodology for arriving at the ratings. In these reports, S&P

EXHIBIT I

published pool level data, data on stratifications of the pool, and data concerning the top 10 loans.

The DSCRs in the Presale reports generally were calculated using the higher of the actual loan constants or the Table loan constants. In three of the six Presale reports, S&P also presented DSCRs based on actual loan constants. The Presale reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

In July 2011, S&P published Presale reports for two additional CF CMBS conduit/fusion transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly disclosed Presale reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

S&P voluntarily withdrew the preliminary ratings described in the Presales for the two July 2011 transactions.

EXHIBIT II

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9704 / January 21, 2015

SECURITIES EXCHANGE ACT OF 1934
Release No. 74102 / January 21, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16346

In the Matter of STANDARD & POOR'S RATINGS SERVICES, Respondent.	ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTION 8A OF THE SECURITIES ACT OF 1933 AND SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 8A of the Securities Act of 1933 ("Securities Act") and Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or "Respondent").

II.

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Securities Exchange Act of 1934,

EXHIBIT II

Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

III.

On the basis of this Order and S&P's Offer, the Commission finds[1] that:

Summary

1.   These proceedings involve misconduct by S&P in 2012 concerning its criteria for rating conduit/fusion Commercial Mortgage Backed Securities ("CF CMBS") and related research. After being frozen out of the market for rating CF CMBS in late 2011, S&P sought to re-enter the market in 2012 by publishing new ratings criteria (the "2012 CMBS Criteria").

2.   In connection with its release of the 2012 CMBS Criteria, S&P published an article describing an internal study purportedly showing average commercial mortgage loan pool losses of about 20% under Great Depression levels of economic stress. The article was flawed, in part because it relied on significant assumptions that were not adequately disclosed in the article and thereby contained false and misleading statements. The article was nonetheless published in June 2012 as additional support for the target credit enhancement (CE) level of 20% in the 2012 CMBS Criteria.

3.   Separately, S&P also did not accurately describe certain aspects of its 2012 CMBS Criteria in the publication setting forth their operation.

4.   S&P used the 2012 CMBS Criteria to determine credit ratings on approximately 25 CF CMBS between October 2012 and June 2014.

Respondent

5.   S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York. Standard & Poor's Ratings Services is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by the McGraw Hill Financial ("MHFI"), and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

EXHIBIT II

Facts

A. Background

6. Rating agencies' transparency is crucial to investors, including in the CF CMBS market. Without transparency, investors can neither assess the methodology employed by the rating agency nor the application of that methodology. S&P's policies reflected these priorities by requiring S&P employees to publish sufficient information about S&P's procedures and assumptions so that users of credit ratings could understand how S&P arrived at its ratings.

7. A CF CMBS is a type of mortgage-backed security backed by a pool of commercial real estate loans. Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories: retail, office, multifamily, lodging, and industrial. CF CMBS are typically structured as multiple "tranches," or bonds, which have differing risk/return profiles. The bonds at the top of the capital structure generally receive priority in payment of principal and interest, while the bonds at the bottom experience losses first after the underlying loans incur losses. Because of these differences, the bonds at the bottom of the capital structure generally receive the highest rate of return, while the bonds at the top receive the lowest rate of return. The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure. This cushion is a key element of the CE applicable to each bond in a CF CMBS transaction.

8. On June 26, 2009, S&P published an article entitled "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools." That criteria article established a 19% CE level for the AAA-rated tranche of a CF CMBS backed by an "archetypical pool" of commercial real estate loans. In July 2011 S&P published preliminary ratings for two CF CMBS transactions. On one of the deals, S&P gave a preliminary AAA rating to bonds with only 14.5% CE. After potential investors questioned the low level of CE for the AAA bonds in this transaction, S&P withdrew its preliminary ratings for the two transactions.

9. Following withdrawal of the preliminary ratings on the July 2011 transactions, S&P lost significant market share for rating new issuance CF CMBS. S&P sought to re-enter the market in 2012 by publishing new ratings criteria. The prior criteria had been described as being calibrated to produce a AAA credit enhancement level ("AAA CE") of 19% for an "Archetypical Pool" described in that criteria. The 2012 CMBS Criteria were described as having a "target" AAA CE of approximately 20% for a "typical well-diversified conduit-fusion CMBS transaction."

EXHIBIT II

B. **S&P's Great Depression Article**

10.   On June 4, 2012, as part of the development of new CF CMBS Criteria, S&P published an article entitled "Request For Comment: Rating Methodology And Assumptions for U.S. And Canadian CMBS." That publication outlined the parameters of S&P's proposed new CMBS ratings criteria and invited feedback and questions from market participants.

11.   With respect to the CE to be provided to CF CMBS under the new Criteria, the article stated in relevant part: "For a typical conduit/fusion transaction, the application of the proposed criteria supports 'AAA' CE level around 20% . . . . This level was supported by multiple factors, including [S&P's] analysis of commercial real estate bond defaults and losses during the Great Depression . . . ."

12.   The reference to analysis of Great Depression data corresponded, in part, to an internal study undertaken by a senior S&P employee, which S&P thereafter decided to summarize in an article to provide additional information supporting the 2012 CMBS Criteria. On June 28, 2012, S&P published an article entitled "Estimating U.S. Commercial Mortgage Loan Losses Using Data From The Great Depression" (the "Great Depression Article"). The Great Depression Article relied on data gathered by the staff of the Federal Reserve Bank of New York in preparing a February 2012 report analyzing commercial bond performance during the Great Depression era (the "Fed Data"). Among other things, the Great Depression Article stated that S&P's analysis of Great Depression loss and default information "suggest[s] an average loss of about 20% in periods of extreme economic conditions," thereby supporting the 20% target AAA CE in the proposed new criteria.

13.   S&P's focus on the Great Depression, which is commonly understood to have begun in 1929 and to have continued for years thereafter, was consistent with existing S&P ratings practices and methodology. In 2009, S&P published "Understanding Standard & Poor's Ratings Definitions," in which it stated that AAA-rated bonds "should be able to withstand an extreme level of stress and still meet [their] financial obligations." A historical example of such a scenario is the Great Depression in the U.S. The Great Depression Article reinforced the selection of the Great Depression as the "benchmark" for testing the sufficiency of the proposed 20% CE level: "We [S&P] often use the U.S. Great Depression as a benchmark period for determining the appropriate CE level for 'AAA' ratings."

14.   The Great Depression Article was flawed, in part because it suggested "about 20%" losses in periods of "extreme economic conditions" without adequately disclosing certain significant assumptions, including the following:

a)   S&P's analysis of purported Great Depression losses and defaults included analysis of performance of commercial mortgages originated between 1900 and 1935, many of which were not affected by the extreme economic stress of the Great Depression;

EXHIBIT II

b)   The Fed Data analyzed by S&P incorporated discounting assumptions. Discounting loss estimates is contrary to industry standards. The application of a discounting factor lowered the Fed Data losses compared to industry standards; and

c)   S&P excluded defaulted commercial mortgages that took longer than three years to resolve, thereby removing from its analysis many of the loans with the most severe losses. The exclusion of these loans also affected the results discussed in the Great Depression Article concerning estimated losses.

15.   The impact of the assumptions and methodology incorporated in the Great Depression Article was inadequately disclosed when it was published on June 28, 2012. As a result, S&P knew, or was reckless in not knowing, that the Article was false and misleading.

16.   Contemporaneous written evidence prepared by the senior criteria officer ("SCO") who conducted the analysis underlying the Great Depression Article reflects his concerns over his ability to furnish robust and unbiased research to support S&P's proposed CE level of 20%. The SCO's initial determination was that the CE calibration of the 2012 Criteria "may be understating the potential losses in a 'AAA' scenario."

17.   For example, on April 16, 2012, after computing loss estimates that ranged above 50%, the SCO wrote in his handwritten notes "Criteria Committee has considered an anchor of 20% for 'AAA'—not sure of justification." After completing his independent analytical work, the SCO estimated losses of approximately 29.5%. He also concluded that the 20% AAA CE benchmark "may be understating the potential losses in a 'AAA scenario.'" His handwritten notes, written contemporaneously with the completion of his independent analytical work, asked "How do we reconcile the [underlying] data and my analysis with the 20% Benchmark?"

18.   After discussions with the S&P CMBS ratings group responsible for rating new issuance transactions under the new Criteria, and its Criteria Officer, the SCO modified his analysis to incorporate one of the significant and inadequately described assumptions referenced above relating to time to resolution, and reached results that supported the 20% AAA CE anchor point.

19.   In June 2012, when the SCO's study was being prepared for publication, the SCO repeatedly complained about the CMBS group's removal of information from the study.

20.   In an unguarded contemporaneous discussion with a confidant, the SCO expressed his reservations generally that the Great Depression Article had become a "sales pitch" for the new criteria, and specifically concerning the removal of certain disclosures concerning the comparable transactions analyzed in connection with the Article.

21.   The SCO also expressed concerns about the fact that the removal of those disclosures was reflected in "electronic document[s]" and "discoverable" and he could one day be "sit[ting] in front of Department of Justice, or the SEC . . . ."

EXHIBIT II

22.   Despite those concerns, in a self-evaluation written after the Great Depression Article was publicly released in support of the 2012 CMBS Criteria, the SCO lauded his role in the publication and stated that "In my role, I recognize the need to balance between the best theoretical solution and the best business solution."

23.   As a result of the conduct described above, S&P willfully violated Section 17(a)(l) of the Securities Act, which prohibits fraudulent conduct in the offer and sale of securities. The Great Depression Article was expressly referenced in the final 2012 CMBS Criteria, which were considered by investors in the offer and sale of securities.

C.   S&P's 2012 CMBS Criteria

24.   On September 5, 2012, S&P published its new CMBS Criteria in a publication titled "Rating Methodology And Assumptions For U.S. And Canadian CMBS" (the "Criteria Publication").

25.   With respect to CE under the new 2012 CMBS Criteria, the Criteria Publication provided at Paragraph 51: "For a typical well-diversified conduit/fusion transaction, the application of the criteria support a 'AAA' CE level of approximately 20%. This would generally be reflective of a transaction with an S&P LTV range between 70% and 75%, S&P DSC between 1.40x and 1.70x and an effective loan count of around 30." Debt service coverage (DSC) and loan-to-value (LTV) ratios are the two key quantitative metrics used to rate CMBS.

26.   Impact testing on a sample of transactions during the development of the criteria did not support the range of S&P DSC and S&P LTV referenced in Paragraph 51. Eight U.S. Non-agency transactions from that sample had metrics within the range cited in Paragraph 51. The impact testing showed that the AAA CE level for those eight transactions would range between 14.8% and 21.3% (with an average AAA CE of 18.8%) under the 2012 Criteria. In addition, six of the eight transactions had an effective loan count of less than 30 and thus were not "well diversified" within the meaning of the criteria. These transactions would have resulted in lower AAA CE if they had been well diversified. Paragraph 51 of the Criteria Publication thus was inaccurate.

27.   Following publication and adoption of the 2012 CMBS Criteria, between October 2012 and June 2014, CMBS issuers engaged S&P to rate approximately 25 new issuance CMBS transactions using the new criteria.

28.   As a result of the conduct described above, S&P violated Exchange Act Rule 17g-2(a)(6), which requires that NRSROs make and retain books and records which must be complete and current documenting the established procedures and methodologies used to determine credit ratings.

Undertakings

Respondent has undertaken to, within thirty (30) days of the date of the entry of this Order, retract all publicly available versions of the June 28, 2012 Great Depression Article, and remove references to the Article in the Criteria Publication.

EXHIBIT II

Respondent has further undertaken to, within thirty (30) days of the entry of this Order, revise Paragraph 51 of the Criteria Publication to accurately describe the anchor point used to develop the DF Matrix that results in the credit enhancement level as described in that paragraph and to publicly disclose a corrected version of the Criteria Publication.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

Accordingly, pursuant to Section 8A of the Securities Act and Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   S&P cease and desist from committing or causing any violations and any future violations of Section 17(a)(l) of the Securities Act and Exchange Act Rule 17g-2(a)(6).

B.   S&P is censured.

C.   S&P shall, within thirty (30) days of the entry of this Order, pay a civil money penalty of $15 million to the Securities and Exchange Commission. If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717. Payment must be made in one of the following ways:

(1)   S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)   S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)   S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

EXHIBIT II

Payments by check or money order must be accompanied by a cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

By the Commission.

Brent J. Fields
Secretary

EXHIBIT III

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 74103 / January 21, 2015

ADMINISTRATIVE PROCEEDING
File No. 3-16347

In the Matter of **STANDARD & POOR'S RATINGS SERVICES,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS, PURSUANT TO SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER**

I.

The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against Standard & Poor's Ratings Services ("S&P" or "Respondent").

II.

In anticipation of the institution of these proceedings, S&P has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, S&P consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

EXHIBIT III

III.

On the basis of this Order and S&P's Offer, the Commission finds[1] that:

SUMMARY

1.   These proceedings involve S&P's failure to maintain and enforce internal controls regarding changes made to an assumption used in surveilling certain Residential Mortgage Backed Securities ("RMBS") supported primarily by seasoned (*i.e.,* pre-2005) collateral with amortization periods of less than 30 years (*i.e.,* short-amortizing collateral or loans).

2.   In August 2012, S&P published updated criteria for surveillance of ratings of RMBS backed by pre-2009 originations (the "Criteria"). The Criteria sets forth S&P's established methodology for determining the appropriate loss severity ("LS") assumptions to be used in surveilling these ratings. S&P's LS assumptions represent the estimated losses that would be incurred if a mortgage defaults and are a significant part of S&P's ratings analyses.

3.   However, from approximately October 2012 through January 2014, S&P did not apply the LS assumptions set forth in the Criteria to its surveillance reviews in connection with bonds supported by seasoned, short-amortizing loans with low loan-to-value ("LTV") ratios. Instead, S&P conducted surveillance reviews of approximately 150 transactions containing short-amortizing loans using LS assumptions that were lower than those set forth in the Criteria.

4.   When changing its LS assumptions for this type of loan pool, S&P did not follow its internal control policies and procedures for making changes to criteria. Throughout the relevant time period, the group that performed RMBS surveillance (the "RMBS Group") communicated with various persons within S&P's internal control structure about the proper approach to surveilling ratings of bonds backed by these pools and possible changes to the Criteria, but none of these persons assured that S&P timely updated the Criteria or disclosed and documented the LS assumptions actually used in its surveillance reviews.

5.   While S&P did disclose the use of lower LS assumptions in a few press releases, S&P did not fully explain its methodology to determine the specific LS assumptions used to surveil ratings of bonds supported by pools with seasoned, short-amortizing loans until September 2014, when it published notices about its different methodology. Throughout the relevant period, S&P produced inconsistent and incomplete external disclosures and internal records concerning the LS assumptions it used in its surveillance of bonds supported by seasoned, short-amortizing collateral. S&P's internal controls failed to timely detect and prevent these documentation errors.

6.   S&P self-reported this issue to the Commission and took voluntarily steps to remediate and address the issues that are described herein, including clarifying its approach to the surveillance of transactions supported by short-amortizing collateral in a published Criteria

---

[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

2

EXHIBIT III

FAQ entitled "Criteria FAQ: Loss Severity Assumptions For Securitizations Backed By Highly Seasoned Prime Jumbo And Larger-Balance Alt-A Loans" which explained S&P's past and future use of LS assumptions. S&P has also voluntarily undertaken significant remedial measures and, in response to the Commission's investigation in this matter, has provided substantial cooperation to Commission staff.

RESPONDENT

7.   S&P is a Nationally Recognized Statistical Rating Organization ("NRSRO") headquartered in New York City, New York. Standard & Poor's Ratings Services is comprised of a separately identifiable business unit within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"), and the credit ratings business housed within certain other wholly-owned subsidiaries of, or businesses continuing to operate as divisions of, MHFI.

FACTS

The Criteria and Pools with Short-Amortizing Loans

8.   On August 9, 2012, S&P published the Criteria in an update called "Methodology And Assumptions: U.S. RMBS Surveillance Credit And Cash Flow Analysis For Pre-2009 Originations[.]" Among other things, the Criteria described the methodology that S&P would follow to determine the LS assumptions to be used to conduct surveillance on ratings of RMBS bonds containing pre-2009 collateral.   First, the Criteria provides that if sufficient data were available S&P would calculate the LS assumptions based on the actual performance of the pool, or of closely related pools, over a finite time period. Second, if the data were not sufficient for such a calculation, S&P would assume LS based on the loan type and the year that the RMBS pool was created. Loan types were designated as prime, Alt-A, negative amortization, or subprime. The assumptions were published in the Criteria in a matrix called Table 3. For example, pursuant to Table 3, the LS assumption for prime pools formed before 2005 would be 40%, while the LS for Alt-A pools formed before 2005 would be 50%.   Finally, Paragraph 14 of the Criteria stated as follows:

> We have derived the credit and cash flow assumptions in these criteria at the loan, pool, or cohort level and will apply them to all in-scope transactions. We may apply additional quantitative and/or or [sic] qualitative analysis in certain limited circumstances. We expect to conduct additional analysis for less than 10% of the cases. For instance, in situations where we apply cohortwide rating assumptions to a specific transaction whose performance or portfolio characteristics vary significantly from other transactions within its cohort, we may consider the specific differentiating factors when determining the appropriate assumptions to apply.

9.   Once the applicable LS assumptions were determined, S&P would then multiply the LS percentage by the anticipated frequency of loan defaults to estimate total potential losses for the loan pool. Based on these calculations, which included assumptions designed to estimate how

EXHIBIT III

the loans would perform in stressed economic conditions, S&P would determine whether to take a rating action (*i.e.,* upgrade, downgrade or affirm) on its ratings of the bonds.

10.   While S&P was considering publication of the Criteria, persons within the RMBS Group raised the concern that the LS assumptions in Table 3 might be too high for pools with seasoned, short-amortizing loans. It is generally expected that LS for seasoned, short-amortizing loans could be lower than for 30-year loans. The final Criteria, however, made no distinction between pools with short-amortizing loans and pools containing loans with 30-year amortization schedules.

11.   Throughout the relevant period, S&P had a specific methodology for changing criteria, called the Criteria Process Guidelines. These Guidelines set forth procedures for researching and approving proposed criteria changes and publishing those changes when made. Before September 2014, S&P did not publish any Criteria article specifying different LS assumptions used to surveil RMBS pools with short-amortizing loans.

Application of Lower LS Assumptions to Pools of Loans With Less than 30-Year Amortization Schedules

12.   Following publication of the Criteria in August 2012, S&P policy required that the firm review all outstanding ratings within the scope of the Criteria within six months. This meant that the RMBS Group needed to review ratings for approximately 5,000 RMBS transactions. Because RMBS transactions typically include many different bonds, each of which carries its own rating, this required review of approximately 60,000 ratings within a six-month period. This represented a large volume of surveillance reviews for S&P's RMBS Group to conduct within this time period.

13.   Shortly after beginning its surveillance, the RMBS Group concluded that the Table 3 LS assumptions were not appropriate for pools with predominately seasoned, short-amortizing loans. However, rather than proposing a revision to the Criteria, the RMBS Group determined that it could apply lower LS assumptions under Paragraph 14 of the Criteria and developed an approach to consistently apply lower LS assumptions in surveillance reviews of such pools.

14.   The RMBS Group discussed the application of lower LS assumptions with certain persons from two separate groups within S&P's internal control structure: the Quality Group and the Criteria Group.[2]

15.   In an October 15, 2012 email, the RMBS Criteria Officer told the RMBS Group that she agreed with the use of a 20% LS assumption, rather than the 40% provided for by Table 3, for the surveillance of ratings on pools with prime jumbo collateral, originated prior to 2005, with at least 85% of the pool composed of 15-year fixed rate loans. Neither the Quality Group nor the

---

[2]   The Quality Group was responsible for reviewing ratings to determine whether the ratings procedure was appropriately documented and complied with published criteria. The Criteria Group was responsible for providing guidance to the analytical group on application of criteria and for enforcing the internal procedures for changes to criteria.

4

EXHIBIT III

Criteria Group required that the change in LS assumptions for these short-amortizing loans follow the process outlined in S&P's Criteria Process Guidelines because they believed the use of a lower LS assumption for this limited subset of collateral was permissible under Paragraph 14 of the Criteria.

16.   In October and December 2012, the RMBS Group submitted two instructions to the production staff, which maintained the model that S&P used for RMBS surveillance, to override the default 40% LS assumption and to apply a lower LS assumption for a number of RMBS structures with short-amortizing collateral. These modifications to the LS assumptions resulted in material differences in the output of S&P's surveillance model.

17.   From October 2012 through January 2014, S&P published rating actions in connection with its surveillance of multiple batches of RMBS, which included approximately 150 transactions that S&P surveilled using LS assumptions (usually 20%) that were lower than the values in Table 3 of the Criteria. The RMBS Group believed these lower assumptions were analytically appropriate.

18.   For each bulk surveillance review conducted, S&P prepared an internal document called a Rating Analysis and Methodology Profile ("RAMP"). RAMPs are a critical part of S&P's internal control procedures. According to S&P's RAMP Guidelines, "The RAMP's objective is to explain the rating recommendation to voting committee members [who approved the proposed rating] through application of criteria. The RAMP captures the key drivers of the issue being rated, the relevant facets of analysis, the pertinent information being considered, and the underlying criteria and applicable assumptions . . . ." Each of the RAMPs included a copy of the Criteria Table 3, along with adjacent text that indicated that the LS assumptions in Table 3 were used to surveil at least some of the bonds in the batch. However, none of the RAMPs included any discussions about deviations from Table 3 for pools with short-amortizing loans as part of the text adjacent to Table 3, although some of the RAMPs did include some information about the use of different LS assumptions for pools with short-amortizing loans elsewhere in the RAMP document.

19.   In addition, in connection with each bulk surveillance review conducted, S&P published a press release describing its ratings actions and its methodology for such actions. Only three of the press releases contained meaningful discussions of the deviations from Table 3.

20.   The RMBS Group recognized the importance of internal and external disclosure and record-keeping whenever they departed from the Table 3 LS assumptions. In an email dated December 14, 2012, the Lead Analytical Manager of the RMBS Group asked for the following when analysts used the different LS assumptions:

1. Consistent ramp disclosure – consider press release disclosure also
2. Maintaining a database of deals where this is applied
3. Documentation of process – how often will these be updated
4. External article in Jan or Feb (when all deals have been resolved) about this type of collateral (less than 30 mainly 15 year).

5

EXHIBIT III

21.   Still, the RMBS group did not consistently include information about S&P's different approach to pools with seasoned, short-amortizing loans in the RAMPs and press releases. The omission of information from the RAMPs and press releases about the actual LS assumptions used for the relevant pools rendered these documents incomplete for their intended purposes. The Quality Group, which was responsible for assuring adequate documentation of S&P's ratings, knew about the RMBS Group's different approach to these pools but did not identify or correct this omission.

First Proposal to Amend Criteria for Short-Amortizing Loans

22.   In December 2012 and January 2013, members of the RMBS Group developed, but then later withdrew, a written proposal to change the Criteria's LS assumptions for pools with short-amortizing loans, including proposed modifications to Table 3. The proposal did not disclose that the RMBS Group had already changed its approach to pools with seasoned, short-amortizing loans, and it went beyond the changes the Criteria Officer previously considered in October 2012. The Criteria Officer concluded that the new proposal constituted a criteria change, rather than an interpretation.

23.   After the RMBS Group withdrew the proposal, senior personnel in the Criteria Group stated in emails to certain members of the RMBS Group that the application of Paragraph 14 of the Criteria should be limited to unique situations, and not applied on a systematic basis. Despite these statements, the RMBS Group continued to believe that the Table 3 assumptions were not analytically appropriate for seasoned, short-amortizing loans.   The RMBS Group continued to apply lower LS assumptions in surveilling pools with seasoned, short-amortizing loans and thereby did not surveil ratings in compliance with the Criteria.

Compliance Review of LS Assumptions as Part of a Broad Inquiry into Employee Complaint

24.   In February 2013, an employee in the RMBS Group brought numerous concerns to the attention of S&P's Compliance Department. The Compliance Department was responsible for conducting an internal investigation of the concerns raised to evaluate whether there was evidence of possible violations of internal S&P policies and procedures and to recommend appropriate action.

25.   One of the concerns raised by the RMBS employee was that the Table 3 assumptions in the Criteria were too high for pools with short-amortizing loans. The Compliance Department conducted an inquiry and found that the employee's analytical disagreement with the Table 3 assumptions was not a policy violation.

26.   The Compliance Department inquiry regarding the employee's complaints ended May 1, 2013. Later in May, the Compliance Department learned that the RMBS Group was not consistently applying the Table 3 assumptions to pools with short-amortizing loans, but had conducted surveillance reviews of over 100 ratings using LS assumptions that were lower than the values provided for in Table 3. The Compliance Department opened a second inquiry into whether the use of the lower LS assumptions was consistent with the Criteria.

6

EXHIBIT III

Second Proposal to Amend Criteria and Continuing Uncertainty Concerning Methodology

27.   At various points in the spring and summer of 2013, members of the Criteria and Quality Groups learned that the RMBS Group was conducting surveillance reviews of RMBS using non-Table 3 LS assumptions. In July 2013 the RMBS Group approached the Structured Finance Criteria Committee ("SFCC") with a written proposal to amend the Criteria to clarify the LS assumptions that were being applied during the surveillance process for short-amortizing collateral.

28.   The SFCC considered the proposal at a meeting on July 24, 2013, and requested additional research into the impact of the change. S&P then formed a "working group" to continue to research and develop the criteria proposal about LS assumptions for short-amortizing loans. Although there was widespread agreement within S&P that the application of lower LS assumptions for short-amortizing collateral was analytically appropriate and should be formally incorporated into the Criteria, S&P did not reach a consensus on specific changes until more than a year later.

29.   Both in the written proposal and at the SFCC meeting, the RMBS Group clearly informed the SFCC that the purpose of the proposal was to ratify the existing practice of the RMBS Group, rather than to propose new action for the future. However, no one associated with the SFCC deliberations took any steps to ensure that the Criteria was updated before the RMBS Group continued to apply the lower LS assumptions to seasoned, short-amortizing loans. They also did not confirm whether the RMBS Group was adequately documenting and disclosing the LS assumptions being used for short-amortizing collateral.

30.   As noted above, in August 2013, the Compliance Department opened a second inquiry to consider the RMBS Group's use of non-Table 3 LS assumptions. During the Compliance Department's review, it became apparent that there was a lack of clarity among relevant S&P personnel as to the specific LS assumptions that were being used and should be used. There were also inconsistent views as to whether the use of lower LS assumptions was permissible under Paragraph 14 of the Criteria or was a change to the Criteria. The Compliance Officer who conducted the inquiry determined in a preliminary draft report that non-Table 3 LS assumptions should not have been applied without additional levels of review and approval within S&P.

31.   In January 2014, the RMBS Group decided to stop using non-Table 3 LS assumptions for the surveillance of ratings of bonds supported by pools with short-amortizing loans, pending the resolution of the pending criteria proposal. This decision was made with the expectation that the SFCC would soon consider and approve LS assumptions for pools with short-amortizing loans. However, the SFCC continued to consider different methodologies for several months.

32.   S&P still used non-Table 3 LS assumptions to surveil a small number of bonds supported by pools with seasoned, short-amortizing loans in 2014, but surveillance reviews on other bonds supported by such pools were delayed pending the resolution of the criteria proposal. As a result of the delay in amending the Criteria, the RMBS Group experienced a backlog of

7

EXHIBIT III

delayed surveillance. These delays conflicted with S&P policies and procedures that required timely surveillance of ratings.

S&P's Notices to the Public

33. In addition to the press releases referenced above, on May 3, 2013, the RMBS Group published an article entitled "Examining The Components Of Loan-Level Loss Severity in U.S. RMBS." The article stated, *inter alia*, that "[t]he 15-year fixed-rate structure is an example of when we might adjust our loss-severity assumption based on differentiating factors such as product type and group-level HPI-adjusted LTV."

34. On August 28, 2014, S&P's highest criteria board, the Analytics Policy Board ("APB"), reviewed the LS assumptions for seasoned, short-amortizing collateral and concluded that, in the vast majority of instances, the application of lower LS assumptions was analytically appropriate and that the Criteria should be updated. Nevertheless, S&P determined that it needed to review LS assumptions for short-amortizing loans originated between 2005 and 2008, and on September 9, 2014, S&P published an Advance Notice of Criteria Change reflecting that decision.

35. Also on September 9, 2014, S&P published an article entitled "Criteria FAQ: Loss Severity Assumptions For Securitizations Backed By Highly Seasoned Prime Jumbo And Larger-Balance Alt-A Loans" that clarified the LS assumptions S&P had used and intends to use to surveil securitization backed by seasoned, short-amortizing loans consistent with the APB's conclusion. S&P resolved the backlog of its surveillance reviews in connection with bonds supported by short-amortizing collateral. S&P also disclosed error corrections in connection with certain prior rating actions for which a surveillance review had been conducted using a lower LS assumption in circumstances that did not fall within the September 9, 2014 Criteria FAQ.

VIOLATIONS

36. As a result of the conduct described above, S&P violated Section 15E(c)(3)(A) of the Exchange Act, which requires NRSROs to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings.

37. As a result of the conduct described above, S&P willfully violated Rules 17g-2(a)(2)(iii) and 17g-2(a)(6) under the Exchange Act, which require NRSROs to make and retain complete and current records of the rationale for any material difference between the credit rating implied by a model and the final credit rating issued for asset-backed or mortgage-backed securities transactions and of the established procedures and methodologies used by the NRSRO to determine credit ratings.[3]

---

[3] A willful violation of the securities laws means merely "'that the person charged with the duty knows what he is doing.'" *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting *Hughes v. SEC*, 174 F.2d 969, 977 (D.C. Cir. 1949)). There is no requirement that the actor "'also be aware that he is violating one of the Rules or Acts.'" *Id.* (quoting *Gearhart & Otis, Inc. v. SEC*, 348 F.2d 798, 803 (D.C. Cir. 1965)).

8

EXHIBIT III

COOPERATION AND REMEDIATION

38.   In determining to accept the Offer, the Commission considered S&P's self-reporting of this issue to the Commission staff, the remedial acts promptly undertaken by S&P and the substantial cooperation S&P afforded the Commission staff in this matter.

UNDERTAKINGS

S&P has undertaken the following:

S&P will determine the analytically appropriate LS assumptions for pools with short-amortizing loans and will publish, within thirty (30) days of the date of this Order, updated criteria disclosing these LS assumptions.

S&P, within ninety (90) days of the date of this Order, will develop measures to enhance its written policies and procedures and internal control structure relating to the process for changes to and approval of criteria which will be implemented on a timeframe set in consultation with the Office of Credit Ratings.

S&P, within sixty (60) days of the date of this Order, will address any future deviations from criteria in two ways: (1) development of standard and conspicuous language to be used at the start of press releases and presales where ratings resulted from deviations from published criteria; and (2) tracking of all deviations from published criteria, including records of the corresponding approval for such deviations, with the appointment of an overseer for purposes of collection and on-going review of such data.

S&P shall certify, in writing, compliance with the undertakings set forth above. The certification shall identify the undertakings, provide written evidence of compliance in the form of a narrative, and be supported by exhibits sufficient to demonstrate compliance. The Commission staff may make reasonable requests for further evidence of compliance, and Respondent agrees to provide such evidence. The certification and supporting material shall be submitted to, Thomas Butler, Director, Office of Credit Ratings, Securities and Exchange Commission New York Regional Office, 3 World Financial Center, Suite 400, New York, NY 10281-1022, and Michael J. Osnato, Jr., Chief, Complex Financial Instruments Unit, Securities and Exchange Commission, 3 World Financial Center, Suite 400, New York, NY 10281-1022, with a copy to the Office of Chief Counsel of the Enforcement Division, no later than sixty (60) days from the date of the completion of the undertakings.

IV.

In view of the foregoing, the Commission deems it appropriate to impose the sanctions agreed to in S&P's Offer.

9

EXHIBIT III

Accordingly, pursuant to Sections 15E(d) and 21C of the Exchange Act, it is hereby ORDERED that:

A.   S&P cease and desist from committing or causing any violations and any future violations of Section 15E(c)(3)(a) of the Exchange Act and Exchange Act Rules 17g-2(a)(2)(iii) and 17g-2(a)(6).

B.   S&P is censured.

C.   S&P shall, within thirty (30) days of the entry of this Order, pay a civil money penalty of $1 million to the Securities and Exchange Commission. If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717. Payment must be made in one of the following ways:

(1)   S&P may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2)   S&P may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3)   S&P may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying S&P as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Michael J. Osnato, Division of Enforcement, Securities and Exchange Commission, 200 Vesey Street, Suite 4000, New York, New York 10281.

By the Commission.

Brent J. Fields
Secretary

10

EXHIBIT IV

ATTORNEY GENERAL OF THE STATE OF NEW YORK
INVESTOR PROTECTION BUREAU

In the Matter of

STANDARD & POOR'S FINANCIAL
SERVICES LLC
Ratings of Certain CMBS in 2011

Assurance No. [15]-

ASSURANCE OF DISCONTINUANCE

The Office of the Attorney General of the State of New York, Eric T. Schneiderman ("NYAG") commenced an investigation pursuant to Section 352 *et seq.* of the General Business Law (the "Martin Act") and Executive Law § 63(12), into false and misleading statements by Standard and Poor's Financial Services LLC ("S&P") regarding S&P's rating of certain conduit/fusion commercial mortgage backed securities ("CF CMBS") during 2011. Concurrent investigations have been conducted by the United States Securities and Exchange Commission (the "SEC") and the Massachusetts Office of the Attorney General.

This Assurance of Discontinuance ("Assurance") contains the findings of the NYAG's investigation and the relief agreed to by the NYAG and S&P (collectively "the parties").

I. OVERVIEW

In the aftermath of the 2008 financial crisis, S&P represented to investors that it had tightened the standards it used to provide credit ratings, and had adopted strict analytical independence that was free from commercial considerations. Between February and July 2011, in connection with its ratings for eight CF CMBS, S&P publicly disclosed in "presale reports" conservative calculations of debt service coverage ratios ("DSCRs"), an important factor in arriving at credit ratings of CF CMBS that relates to the protection afforded to investors. S&P was paid approximately $7 million to rate and conduct surveillance on six of those transactions.

S&P's ratings of those transactions, however, were arrived at using less conservative DSCRs than what was disclosed in the presale reports, resulting in lower credit enhancement, and making its ratings more attractive to fee-paying issuers. S&P misled market participants into thinking that the ratings for their investments were based on more conservative assumptions than was actually the case.

After a full investigation, and in consultation with legal counsel, S&P has admitted the specific facts set forth in Section B below.

EXHIBIT IV

In view of the NYAG's findings and conclusions set forth below, the NYAG deems it appropriate to enter into this agreement with S&P, which imposes obligations on S&P including an agreement to cease and desist from engaging in any actions in violation of the Martin Act and Executive Law § 63(12), and payment to the State of New York of a penalty of $12 million.

Additionally, S&P has consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceeding in Administrative Proceeding File No. ___ (the "SEC Order") which contains relief including, but not limited to, an undertaking to refrain from making preliminary or final ratings for any new issue U.S. CF CMBS transaction for a period of twelve months from the date of entry of the SEC Order, disgorgement and prejudgment interest to the SEC in the amount of approximately $7 million, and payment to the SEC of a civil money penalty in the amount of $35 million.

II. FINDINGS OF FACT

A. Background

1. S&P is a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI"). S&P assigns credit ratings to, *inter alia,* various debt instruments, including to mortgage backed securities. Its Standard and Poor's Ratings Services business unit is registered with the SEC as a nationally recognized statistical rating organization ("NRSRO").

2. Commercial mortgage backed securities ("CMBS") are structured debt securities secured by commercial real estate mortgage loan pools deposited into trusts. CMBS certificates were sold as securities to investors, who were to receive a stream of income from the mortgages packaged in the CMBS.

3. S&P traditionally rates different types of CMBS transactions. CF CMBS are transactions that are comprised of geographically diversified pools of at least 20 mortgage loans.

4. S&P charges significant fees for providing credit ratings.

5. S&P assigns letter grades to the investments it rates, such as CF CMBS, ranging from AAA to D. S&P purports to rate each CF CMBS deal in accordance with its rating criteria and states that a given credit rating signifies an investment's comparative credit quality. Debt securities with higher credit ratings are deemed by S&P to be more creditworthy than those with lower credit ratings. In determining creditworthiness, S&P considers factors such as likelihood of default, payment priority, loss assumptions, and credit stability. S&P's AAA rating is its highest rating and represents an extremely strong capacity to meet financial commitments. Each credit rating symbol below AAA (*i.e.,* AA, A, BBB, BBB-, BB+, BB, B, CCC, CC, C, and D) designates a lower creditworthiness and higher risk of default than the rating it follows.

6. S&P considers investments it rates BBB- and higher as "investment grade," or having high levels of creditworthiness and credit quality. On the other hand, S&P defines investments with ratings below BBB- as "non-investment grade," or "speculative grade," meaning that the issuer currently has the ability to repay but faces significant business or financial uncertainties.

2

EXHIBIT IV

7. For each rating grade, S&P typically provides a corresponding credit enhancement level. Credit enhancement refers to an improvement of the credit profile of a structured finance transaction to provide support and limit credit risks. It can be achieved through a feature internal to the transaction (*e.g.*, credit subordination, excess spread, over-collateralization) or external to the transaction (*e.g.*, insurance mechanisms, such as surety bonds or wrapped securities). The characteristics of the underlying loans in a transaction are a significant factor in S&P's estimation of a rated security's corresponding credit enhancement level. One significant factor S&P used to assess credit enhancement levels for CF CMBS is the DSCR.

8. CF CMBS are promoted and sold predominantly to financial institutions (including federally insured financial institutions) and other qualified institutional investors.

9. Federal statutes and regulations require certain financial institutions to possess only "investment grade" securities. Thus, financial institutions depend on the credit ratings issued by NRSROs, including those issued by S&P, in making investment decisions relating to buying and holding CF CMBS.

10. If S&P had used the assumption for DSCR that it disclosed to investors, it would generally have assigned equivalent ratings to securities with higher credit enhancement, affording additional protection to investors in the CF CMBS.

11. S&P's statements to investors concerning the DSCRs it used were false, and misled investors concerning the assumptions underlying its CF CMBS ratings.

12. The NYAG has found, and S&P has admitted certain facts as set forth in Section B below. These facts are also included as Annex A to the SEC Order.

B. Admitted Facts

1. S&P admits the facts set forth in this Section B.

2. Beginning in 2009, S&P developed new CMBS ratings criteria that generally increased the required credit enhancement levels for CF CMBS.

3. On June 26, 2009, S&P published *U.S. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools* setting forth its methodology for rating CF CMBS. That article described how S&P used the DSCR to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, *etc.*).

4. The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (*e.g.* 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table,

3

EXHIBIT IV

called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

5.   In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the actual loan constant was higher than the Table 1 constant. These decisions were incorporated in the mathematical model that S&P used to calculate credit enhancement requirements for various rating levels.

6.   In December 2010, S&P's CMBS Ratings Group began analyzing loans in new issue CF CMBS using the higher of the actual loan constant or the *average* of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group sometimes described this average as a "blended constant." The usage of blended constants rather than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each rating level.

7.   Between February 2011 and May 2011, S&P published Presale reports for six CF CMBS transactions S&P ultimately rated. The reports reflected S&P's preliminary ratings of the offerings and its methodology for arriving at the ratings. In these reports, S&P published pool level data, data on stratifications of the pool, and data concerning the top 10 loans.

8.   The DSCRs in the Presale reports generally were calculated using the higher of the actual loan constants or the Table 1 loan constants. In three of the six Presale reports, S&P also presented DSCRs based on actual loan constants. The Presale reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

9.   S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

10.   In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key

EXHIBIT IV

drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

11.   The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

12.   The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

13.   In July 2011, S&P published Presale reports for two additional CF CMBS transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly-disclosed Presale reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

14.   S&P voluntarily withdrew the preliminary ratings described in the Presales for the two July 2011 transactions.

III. CONCLUSIONS OF LAW

1.   The NYAG has jurisdiction over this matter pursuant to the Martin Act and Executive Law § 63(12).

2.   The foregoing S&P conduct was deceptive, and S&P made material misrepresentations and omissions to investors in CMBS. S&P published DSCRs using assumptions based on certain "loan constants," but S&P in fact calculated the DSCR using assumptions that provided less investor protection and made its ratings more attractive to fee-paying issuers. Accordingly, S&P's conduct violated provisions of the Martin Act and Executive Law § 63(12).

IV. AGREEMENT

WHEREAS, S&P admits the facts set forth in Section II.B, above, and otherwise neither admits nor denies the findings set forth herein;

WHEREAS, the NYAG is willing to accept the terms of this Assurance pursuant to the Martin Act and Executive Law § 63(12) and to discontinue its current investigation of S&P's CF CMBS ratings.

WHEREAS, S&P has agreed with the SEC, pursuant to undertakings enumerated in the SEC Order, to refrain from making preliminary or final ratings for any new issue U.S. CMBS conduit/fusion transaction for a period of twelve months from the date of the SEC Order, including engaging in any marketing activity related thereto;

5

EXHIBIT IV

WHEREAS, S&P has agreed with the SEC to pay disgorgement in the amount of $6.2 million and prejudgment interest in the amount of $800,000 as set forth in the SEC Order; and

WHEREAS, the parties each believe that the obligations imposed by this Assurance are prudent and appropriate;

IT IS HEREBY UNDERSTOOD AND AGREED, by and between the parties that:

1.   S&P and its subsidiaries, representatives, employees, agents, assigns, and successors-in-interest will comply with, and cease and desist from engaging in any actions in violation of the Martin Act and Executive Law § 63(12).

2.   In consideration of this Assurance, and within 10 business days thereafter, S&P will pay by wire transfer payable to the State of New York a monetary penalty in the amount of $12 million.

3.   The foregoing payment and all correspondence related to this Assurance must reference Assurance # 15-_____.

4.   The Attorney General retains the right under Executive Law § 63(15) to compel compliance with this Assurance, and may make such application as appropriate to enforce or interpret the provisions of this Assurance, or in the alternative, maintain any action, either civil or criminal, for such other and further relief as the Attorney General may determine is proper and necessary for the enforcement of this Assurance.

5.   No representation, inducement, promise, understanding, condition, or warranty not set forth in this Assurance has been made to or relied upon by S&P in agreeing to this Assurance.

6.   S&P represents and warrants, through the signatures below, that the terms and conditions of this Assurance are duly approved, and execution of this Assurance is duly authorized. S&P shall not take any action or make any statement denying, directly or indirectly, the propriety of this Assurance or expressing the view that this Assurance is without factual basis. Nothing in this paragraph affects S&P's (i) testimonial obligations or (ii) right to take legal or factual positions in defense of litigation or other legal proceedings to which the NYAG is not a party. This Assurance is not intended for use by any third party in any other proceeding and is not intended, and should not be construed, as an admission of liability by S&P.

7.   This Assurance may not be amended except by an instrument in writing signed on behalf of all the parties to this Assurance.

8.   This Assurance shall be binding on and inure to the benefit of the parties to this Assurance and their respective successors and assigns, provided that no party, other than the NYAG, may assign, delegate, or otherwise transfer any of its rights or obligations under this Assurance without the prior written consent of the NYAG.

6

EXHIBIT IV

9.   In the event that any one or more of the provisions contained in this Assurance shall for any reason be held to be invalid, illegal, or unenforceable in any respect, in the sole discretion of the NYAG such invalidity, illegality, or unenforceability shall not affect any other provision of this Assurance.

10.   To the extent not already provided under this Assurance, S&P shall, upon request by the NYAG, provide all documentation and information necessary for the NYAG to verify compliance with this Assurance.

11.   All notices, reports, requests, and other communications to any party pursuant to this Assurance shall be in writing and shall be directed as follows:

If to the NYAG to:

Steven Glassman, Esq.
Senior Enforcement Counsel
Economic Justice Division
               and
Melissa Gable, Esq.
Assistant Attorney General
Investor Protection Bureau

Office of the New York State Attorney General
120 Broadway, 23rd Floor
New York, NY 10271
(212) 416-8222

If to S&P, to:

Adam H. Schuman
Executive Managing Director and Chief Legal Officer
Standard & Poor's Ratings Services
55 Water Street
New York, NY 10041

12.   Acceptance of this Assurance by the NYAG shall not be deemed approval by the NYAG of any of the practices or procedures referenced herein, and S&P shall make no representation to the contrary.

13.   If a court of competent jurisdiction determines that S&P has breached this Assurance, S&P shall pay to the NYAG the cost, if any, of such determination and of enforcing this Assurance, including without limitation legal fees, expenses, and court costs.

14.   The NYAG finds the relief and agreements contained in this Assurance appropriate and in the public interest. This Assurance shall be governed by the laws of the State of New York without regard to any conflict of laws principles.

7

EXHIBIT IV

15.   Nothing contained herein shall be construed as to deprive any person of any private right under the law, nor to deprive S&P of any defense, claim or counterclaim in any action involving the assertion of any private right by any person, where NYAG is not a party to such action.

16.   This Assurance may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Dated: January 20, 2015
        New York, New York

ERIC T. SCHNEIDERMAN
Attorney General of the State of New York
120 Broadway
New York, NY 10271

By:

Chad Johnson
Chief of the Investor Protection Bureau

Dated: January 20, 2015
        New York, New York

By:

Standard and Poor's Financial Services LLC

Neeraj Sahai
President

This Assurance has been reviewed by Counsel, who also certifies that the foregoing Standard and Poor's Financial Services LLC signatory, Neeraj Sahai, is duly authorized by Standard and Poor's Financial Services LLC to execute the same, and that the foregoing signature is true and authentic:

Dated: January 20, 2015

Angela T. Burgess
Davis Polk & Wardwell LLP

8

EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss

SUPERIOR COURT
CIVIL ACTION NO.____

_____
)
In the Matter of:)
)
STANDARD & POOR'S FINANCIAL   )
SERVICES LLC   )
)
)
_____)

ASSURANCE OF DISCONTINUANCE, PURSUANT TO G.L. c. 93A § 5

I.   INTRODUCTION

The Commonwealth of Massachusetts, by and through its Attorney General Martha Coakley ("the

Commonwealth"), and Standard & Poor's Financial Services LLC ("S&P") have entered into this Assurance of Discontinuance ("Assurance"), pursuant to G. L. c. 93A § 5 to resolve allegations that S&P violated the Massachusetts Consumer Protection Act, G.L. c. 93A, § 2, by making false and misleading

statements in eight publicly disseminated presale reports issued between February and July 2011[1] ("Presale Reports") concerning its methodology for rating certain conduit/fusion Commercial Mortgage

Backed Securities[2] ("CF CMBS"). S&P ultimately issued ratings for six of the eight CF CMBS transactions, collecting approximately $7 million in ratings fees, and withdrew preliminary ratings of the remain-

ing two transactions (the eight CF CMBS transactions are collectively, the "CF CMBS Transactions").

---

[1]   Morgan Stanley Capital I Trust 2011-C1, issued on 3/2/2011; FREMF 2011-K701 Mortgage
        Trust, issued on March 9, 2011; J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-
        C3, issued on March 18, 2011; FREMF 2011-K11 Mortgage Trust, issued on March 31, 2011;
        FREMF 2011-K13 Mortgage Trust, issued on May 26, 2011; J.P. Morgan Chase Commercial
        Mortgage Securities Trust 2011-C4, issued on June 23, 2011; GSMS 2011-GC4, issued on July
        12, 2011 (preliminary ratings withdrawn July 28, 2011); and FREMF 2011-K14 Mortgage Trust,
        issued on July 18, 2011 (preliminary ratings withdrawn July 28, 2011).

[2]   CMBS are structured debt securities secured by commercial real estate mortgage loan pools de-
        posited into trusts. CMBS certificates are sold as securities to investors, who were to receive a
        stream of income from the mortgages packaged in the CMBS.

EXHIBIT V

The Commonwealth conducted its investigation of the CF CMBS Transactions concurrently with the United States Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (collectively the "Investigations"). Contemporaneously with the filing of this Assurance, S&P is resolving investigations conducted by the SEC and the Office of the Attorney General of the State of New York concerning the CF CMBS Transactions.

II.   COMMONWEALTH'S INVESTIGATION

Based upon its investigation, the Commonwealth alleges:

1.   In the aftermath of the 2008 financial crisis, S&P represented to investors it had tightened the standards it used to provide credit ratings, and had adopted strict analytical independence that was free from commercial considerations;

2.   On or about June 26, 2009, S&P published "U.S. CMBS Rating Methodology And Assumptions For Conduit/Fusion Pools" ("the Criteria Article"). The Criteria Article was intended to inform market participants, including investors, how S&P calculated, among other things, net cash flow and Debt Service Coverage Ratio ("DSCR"), a key qualitative metric used to predict defaults and estimate losses on loans in CF CMBS pools. S&P used DSCRs to calculate recommended credit enhancement for the various rating levels in CF CMBS. Credit enhancement is a significant factor in deriving a credit rating; in general terms, securities with higher levels of credit enhancement relative to the same collateral are more conservative and provide greater protection against default and loss to investors;

3.   A CF CMBS is a structured debt security, payment of which is backed by a pool of loans secured by commercial real estate. Commercial properties that secure loans in CF CMBS pools are broadly divided into five categories: retail, office, multifamily, lodging, and industrial. The bonds issued in CF CMBS transactions have differing risk/return profiles. The

EXHIBIT V

bonds at the top of the capital structure receive priority in payment of principal and interest, while the bonds at the bottom experience losses first when obligors default on the underlying loans. Because of these differences, the bonds at the bottom of the capital structure receive the highest rate of return, while the bonds at the top receive the lowest rate of return. The bonds at the bottom of the structure thus provide a cushion against loss to the bonds at the top of the structure. This cushion is a key function of the credit enhancement applicable to each bond in a CF CMBS transaction;

4.　　S&P's market position for rating CF CMBS transactions declined in the years following the financial crisis, which essentially halted the new issuance CMBS market. When issuers started marketing CF CMBS transactions again in 2010, S&P's market share did not rebound to its pre-crisis level. Instead, S&P was losing market share to other nationally recognized statistical rating organizations ("NRSROs"), a fact that members of S&P's CMBS Group believed was caused, in part, by the conservatism of the firm's criteria;

5.　　In late 2010, S&P changed its methodology for calculating DSCRs;

6.　　In early-mid 2011, S&P rated six transactions and produced preliminary ratings for two more transactions using its changed DSCR methodology;

7.　　For each of the CF CMBS Transactions, S&P published a Presale Report. Each Presale Report contained over 40 representations of DSCRs, but none of the Reports included the DSCRs S&P actually used to rate the CF CMBS Transactions;

8.　　These omissions were misleading concerning the amount of stress S&P applied to rate the CF CMBS Transactions; and

EXHIBIT V

9.   Had S&P rated the CF CMBS Transactions using the stressed DSCRs published in the Presale Reports, it would have required materially higher amounts of credit enhancement in the six rated CF CMBS Transactions, affording additional protection against default and loss to investors in the CMBS Transactions;

10.   S&P's changed methodology for calculating DSCRs resulted in credit enhancement requirements that were lower than they would have been if S&P calculated DSCRs using the stressed DSCRs published in the Presale Reports, rendering its ratings more attractive as a commercial matter because issuers seek lower credit enhancement levels;

11.   In 2010 and 2011, S&P purported to maintain a system of internal controls designed to ensure, among other things, that ratings were assigned using S&P's approved criteria. S&P's internal controls failed to identify and respond adequately to red flags that the CMBS Group had changed its methodology for rating CF CMBS transactions without appropriate processes or disclosures; and

12.   As a result of the false and misleading conduct described above, S&P violated G.L. c. 93A, § 2 and the regulations promulgated thereunder.

III.   RECITALS

WHEREAS, contemporaneously with the filing of this Assurance, the SEC is issuing an Order Instituting Administrative and Cease-And-Desist Proceedings, Pursuant to Section 8A of the Securities Act of 1933 and Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-And-Desist Order ("SEC Order"), In the Matter of Standard & Poor's Ratings Services, Release Nos. 33-9705; 34-74104; Administrative Proceeding 3-16348 (Securities and Exchange Commission);

-4-

EXHIBIT V

WHEREAS, S&P has agreed to comply with undertakings enumerated in the SEC Order, including an agreement to refrain from making preliminary or final ratings for any new issue CF U.S. CMBS transaction for a period of twelve months from the date of the SEC Order, including engaging in any marketing activity related thereto;

WHEREAS, the Commonwealth is willing to accept the terms of this Assurance pursuant to G.L. c. 93A, § 5 and to discontinue its current investigation of S&P's ratings of the CF CMBS Transactions. The Commonwealth agrees that no further production of documents is required pursuant to Civil Investigative Demand ("CID") No. 2013-CPD-13 dated January 28, 2013 and CID No. 2013-CPD-13-1 (Supplemental) dated April 12, 2013 to Standard & Poor's Financial Services LLC, and CID No. 2013-CPD-17 dated March 5, 2013 to the McGraw-Hill Companies, Inc. The Commonwealth and S&P further agree to execute and file a Joint Stipulation of Dismissal With Prejudice and Without Costs in the case of *The McGraw-Hill companies, Inc. and Standard & Poor's Financial Services LLC v. Martha Coakley, in her Official Capacity as Attorney General of the Commonwealth of Massachusetts and the Attorney General's Office,* Suffolk Superior Court, Civil Action No. SUCV2013-01557, in the form annexed hereto as Exhibit A;

WHEREAS, Standard & Poor's Financial Services LLC is a Delaware limited liability company wholly-owned by McGraw Hill Financial, Inc. ("MHFI") with its principal place of business in New York, New York; and

WHEREAS, the Commonwealth and S&P wish to resolve this matter;

NOW, THEREFORE, upon the consent of the Commonwealth and S&P (hereinafter, collectively referred to as the "Parties"), it is hereby STIPULATED and AGREED:

EXHIBIT V

IV.   JURISDICTION AND APPLICABLE LAW

1.   S&P consents to this Court's continuing subject matter jurisdiction and personal jurisdiction solely for purposes of entry, enforcement and modification of this Assurance and without waiving its right to contest this Court's jurisdiction in other matters.

2.   The provisions of this Assurance shall be construed in accordance with the laws of the Commonwealth of Massachusetts.

V.   S&P ADMISSIONS

1.   In connection with the resolution of the Investigations, S&P admits only the facts set forth immediately below:

a.   Beginning in 2009, S&P developed new commercial mortgage backed securities ("CMBS") ratings criteria that generally increased the required credit enhancement levels for conduit/fusion CMBS ("CF CMBS").

b.   On June 26, 2009, S&P published *U.S. CMBS Ratings Methodology and Assumptions for Conduit/Fusion Pools* setting forth its methodology for rating CF CMBS. That article described how S&P used the debt service coverage ratio ("DSCR") to estimate whether the loans comprising the conduit/fusion pool would default during their term. This term default estimate was an important variable in S&P's calculation of the amount of credit enhancement S&P would require for each rating level (AAA, AA, A, *etc.*).

c.   The Criteria article defined the DSCR as "the ratio of a real property's [Net Cash Flow] to the scheduled debt service expressed as a multiple (*e.g.* 1.2x)." Debt service on a loan can be calculated by multiplying the outstanding principal balance by a loan constant, which reflects both an interest rate and an amortization schedule. The Criteria article also included a table,

EXHIBIT V

called Table 1, which defined an "archetypical" CF CMBS pool. Table 1 included loan constants for five property types as follows (the "Table 1 constants"):

Retail: 8.25%
Office: 8.25%
Multifamily: 7.75%
Lodging: 10.00%
Industrial: 8.50%

d.   In July 2009, S&P decided to use the Table 1 constants to calculate DSCRs when analyzing loans as part of the rating of CF CMBS. Subsequently, in March 2010, the CMBS Criteria Committee approved the use of the actual loan constant to calculate a loan's DSCR when the actual loan constant was higher than the Table 1 constant. These decisions were incorporated in the mathematical model that S&P used to calculate credit enhancement requirements for various rating levels.

e.   In December 2010, S&P's CMBS Ratings Group began analyzing loans in new issue CF CMBS using the higher of the actual loan constant or the *average* of the actual loan constant and the Table 1 constant to calculate debt service. Members of the CMBS ratings group sometimes described this average as a "blended constant." The usage of blended constants rather than the higher of the actual loan constant or the Table 1 loan constant had the effect of lowering the debt service for loans that had actual loan constants that were lower than the Table 1 loan constants, which in turn could have the effect of lowering the credit enhancement applicable to each rating level.

f.   Between February 2011 and May 2011, S&P published Presale Reports for six CF CMBS transactions the company ultimately rated. The Reports reflected S&P's preliminary ratings of the offerings and its methodology for arriving at the ratings. In these Presale Reports, S&P published pool level data, data on stratifications of the pool, and data concerning the top 10 loans.

EXHIBIT V

g.　　The DSCRs in the Presale Reports were generally calculated using the higher of the actual loan constants or the Table 1 loan constants. In three of the six Presale Reports, S&P also presented DSCRs based on actual loan constants. The Presale Reports, in a section called "Conduit/fusion methodology[,]" stated: "In determining a loan's DSCR, Standard & Poor's will consider both the loan's actual debt constant and a stressed constant based on property type as further detailed in our conduit/fusion criteria."

h.　　S&P did not, however, determine its ratings based on the Table 1 loan constants or the actual debt service data in the manner it disclosed in the Presale Reports. Rather, the CMBS ratings group used blended constants to arrive at ratings for these CF CMBS.

i.　　In connection with each preliminary and final set of ratings on the six transactions described above, S&P analysts prepared a Rating Analysis and Methodology Profile ("RAMP") as required by S&P's policies and procedures. According to S&P's RAMP guidelines, the purpose of a RAMP "is to explain the rating recommendation" to S&P personnel who would vote on the rating. The RAMP guidelines further stated that, "[t]he RAMP captures the key drivers of the issue being rated, the relevant facets of the analysis, the pertinent information considered, and the underlying criteria and applicable assumptions . . . ."

j.　　The RAMPs for the six transactions described above included DSCR data derived from the Table 1 constants but did not include the data derived using blended constants that were actually used to rate the transactions, other than by reference to the model results that were considered in arriving at the ratings.

k.　　The issuers of the six rated transactions paid S&P approximately $7 million to rate and conduct surveillance on those transactions.

-8-

EXHIBIT V

l.   In July 2011, S&P published Presale Reports for two additional CF CMBS transactions. As with the earlier transactions rated in 2011, S&P used the higher of the actual loan constants or the blended constants to calculate DSCRs for these transactions, while its publicly-disclosed Presale Reports included data using the Table 1 constants and, in both cases, the actual constants. After investors questioned the credit enhancement levels on one of those transactions, S&P's senior management conducted a review which concluded that the CMBS ratings group was in fact using blended constants to calculate DSCRs.

m.   S&P voluntarily withdrew the preliminary ratings described in the Presale Reports for the two July 2011 transactions.

VI.   MONETARY PAYMENT

1.   S&P shall pay to the Commonwealth the total sum of $7,000,000 upon execution of this Assurance to be allocated pursuant to G.L. c. 93A, § 4, G.L. c. 12, § 11G and/or G.L. c. 12, sec. 4A, at the Attorney General's sole discretion. The payment shall be made by wire transfer according to wiring instructions to be provided by the Commonwealth.

VII.   RELEASE

1.   In consideration of this Assurance, except for the obligations created herein, the Commonwealth forever discharges and releases S&P, together with its predecessors, current and former parent companies, direct and indirect affiliates, divisions and subsidiaries and their current and former employees, agents, representatives, officers, directors, successors and assigns, individually and collectively, from any civil claims arising from its ratings of the CF CMBS Transactions.

-9-

EXHIBIT V

VIII.   COMPLIANCE

1.   Nothing in this Assurance shall be construed as relieving S&P of its duty to comply with applicable federal and state laws and regulations or the undertakings enumerated in the SEC Order.

IX.   NOTICES AND CHANGE OF ADDRESS

1.   Any notices or communications required to be transmitted between S&P and the Commonwealth pursuant to this Assurance shall be provided in writing by first class mail, unless otherwise agreed, to the Parties or their successors as follows:

Commonwealth of Massachusetts: S&P:

Jacqueline Rompre, AAG   S. Penny Windle
Office of the Attorney General   Cahill Gordon & Reindel LLP
Consumer Protection Division   80 Pine Street
One Ashburton Place   New York, NY 10005
Boston, MA 02108

X.   MISCELLANEOUS

1.   The Commonwealth agrees it will not reopen this matter, except to enforce S&P's compliance with its obligations under the Assurance.

2.   The provisions of this Assurance shall be severable and should any provisions be declared by a court of competent jurisdiction to be unenforceable, the other provisions of this Assurance shall remain in full force.

3.   Consent to this Assurance does not constitute an approval by the Commonwealth of any of S&P's business acts and practices, and S&P shall make no representations to the contrary.

EXHIBIT V

4.   Consent by S&P to this Assurance does not constitute an admission of any wrongdoing with respect to S&P's business acts and practices.

5.   Nothing contained herein shall be construed as to deprive any person of any private right under the law, nor to deprive S&P of any defense, claim or counterclaim in any action involving the assertion of any private right by any person, where the Commonwealth is not a party to such action.

6.   This Assurance contains the complete agreement between the Parties. No promises, representations or warranties other than those set forth in this Assurance have been made by any of the Parties. This Assurance supersedes all prior communications, discussions, or undertakings, if any, of the Parties, whether orally or in writing.

7.   This Assurance may not be changed, altered, or modified, except by further order of the Court or by written agreement of the Parties.

8.   This Assurance may be executed in counterparts, each of which shall constitute an original and all of which shall constitute one and the same Assurance.

9.   The undersigned signatories acknowledge they have full authority to execute this Assurance on behalf of the Parties and that the Parties to this Assurance are proper for purposes of fulfilling the terms enumerated herein.

10.   This Assurance becomes effective upon its execution by all Parties.

EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

MARTHA COAKLEY
ATTORNEY GENERAL

_____
Jacqueline Rompre, BBO # 666941
Gillian Feiner, BBO # 664152
Assistant Attorneys General

Stephanie Kahn, BBO # 547477
Division Chief

Consumer Protection Division
Public Protection & Advocacy Bureau
Office of Attorney General Martha Coakley
One Ashburton Place
Boston, MA 02018
(617) 727-2200

STANDARD & POOR'S FINANCIAL
SERVICES LLC

_____
Neeraj Sahai
President

EXHIBIT V

EXHIBIT A

EXHIBIT V

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

THE MCGRAW-HILL COMPANIES, INC.)
and STANDARD & POOR'S FINANCIAL)
SERVICES, LLC,)
     Plaintiffs,)
)
)
v.)   CIVIL ACTION NO. 13-1557
)
MARTHA COAKLEY, in her official)
Capacity as the ATTORNEY GENERAL OF)
THE COMMONWEALTH OF)
MASSACHUSETTS and THE ATTORNEY)
GENERAL'S OFFICE,)
     Defendants.)
)

JOINT STIPULATION OF DISMISSAL WITH PREJUDICE

The undersigned parties to the above-entitled case hereby stipulate and agree that this case be dismissed, with prejudice, and without costs or fees to any party.

Respectfully submitted,

THE MCGRAW-HILL COMPANIES, INC. and STANDARD & POOR'S FINANCIAL SERVICES, LLC, By their attorneys,	MARTHA COAKLEY, in her Official Capacity as the Attorney General of the Commonwealth of Massachusetts and THE ATTORNEY GENERAL'S OFFICE, By their attorneys,
Jeffrey S. Robbins, Esq., BBO #421910 Henry A. Sullivan, Esq., BBO #544371 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 jsrobbins@mintz.com hasullivan@mintz.com	Gillian Feiner, Esq., BBO # Assistant Attorney General Consumer Protection Division Office of the Attorney General One Ashburton Place Boston, MA 02108 (617) 963-2571 gillian.feiner@state.ma.us

Dated: January __, 2015

36601088v.1

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO	Date
S&P Global Ratings	November 16, 2022

Check Item being responded to:

☑ Item 8A

☐ Item 8B

☐ Item 8C

Full name of the person for whom this DRP is being submitted:

S&P Global Ratings

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

On November 14, 2022, the U.S. Securities and Exchange Commission ("SEC") issued an Order captioned "In the Matter of S&P Global Ratings," in which the SEC found that S&P Global Ratings had willfully violated Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) of the Exchange Act of 1934 and Section 15E(h)(1) of the Exchange Act of 1934. See Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, Securities Exchange Act of 1934 Rel. No. 96308, Administrative Proceeding File No. 3-21240 (attached as Exhibit VI).

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Not applicable.

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Not applicable.

EXHIBIT VI

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 96308 / November 14, 2022

ADMINISTRATIVE PROCEEDING
File No. 3-21240

In the Matter of **S&P Global Ratings,** **Respondent.**	**ORDER INSTITUTING ADMINISTRATIVE AND CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTIONS 15E(d) AND 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS AND A CEASE-AND-DESIST ORDER**

I.

    The Securities and Exchange Commission ("Commission") deems it appropriate and in the public interest that public administrative and cease-and-desist proceedings be, and hereby are, instituted pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934 ("Exchange Act") against S&P Global Ratings ("S&P" or "Respondent").

II.

    In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order ("Order"), as set forth below.

EXHIBIT VI

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

Summary

1.	This matter arises from the rating of a residential mortgage backed security ("RMBS") transaction by S&P Global Ratings in 2017. At that time, S&P had not rated a prime "jumbo" RMBS transaction in over two years and had not rated any transaction for this issuer since early 2015. S&P commercial employees viewed the engagement as a very positive development for S&P and its RMBS rating business.

2.	In late July 2017, S&P provided preliminary feedback to the issuer, indicating that certain super senior tranches issued as part of the RMBS transaction met the minimum credit enhancement floor required by S&P's written RMBS criteria to assign "AAA" ratings to those tranches. In August 2017, the S&P employees responsible for evaluating and assigning the rating (the "S&P analytical employees" or the "S&P analytical team"), informed the issuer that they had miscalculated the minimum credit enhancement floor required by S&P's criteria, and that those tranches were actually ten basis points below the minimum credit enhancement floor needed for "AAA" ratings. A few days later, after further analysis and discussion, the S&P analytical employees drew a different conclusion and told the issuer that the transaction actually did meet S&P's minimum credit enhancement floor requirements, only to withdraw that assurance, again, shortly afterward. As a result of these events, the issuer repeatedly expressed its disappointment and frustration to certain S&P employees responsible for managing the relationship with the issuer (the "S&P commercial employees") and, on a call with the S&P analytical employees, threatened to sue S&P because it had revised its ratings feedback during a key marketing period for the offering. The issuer communicated to the S&P commercial employees that if S&P could not rate the super senior and senior support classes "AAA" and "AA," respectively, the issuer would drop S&P from the transaction and would permanently end its relationship with S&P's RMBS team, which one S&P commercial employee believed would result in "a huge reputational hit for S&P."

3.	As the S&P analytical employees re-evaluated the transaction, over a five-day period from August 4 to 9, the S&P commercial employees engaged in multiple communications with the S&P analytical employees and compliance personnel, including numerous emails and meeting requests, as well as several telephone calls. Through these communications over a short period, the S&P commercial employees attempted to exert pressure on S&P analytical employees to find a way to rate the transaction consistent with the preliminary indications that S&P had provided to the issuer and consequently became "participa[nts]" in the ratings process for purposes of Rule 17g-5(c)(8). Although all communications between the S&P commercial and analytical employees were chaperoned by staff from S&P's Compliance department, certain of the emails sent by the S&P commercial employees to the S&P analytical team contained statements reflecting sales and marketing considerations, including that the issuer needed to decide quickly whether to

---

[1]	The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

EXHIBIT VI

move forward without S&P and that the potential exclusion from rating the transaction could significantly impact S&P's ability to participate in the prime RMBS rating market and present general reputational risk.

4.   Against that backdrop, the S&P analytical employees, working late on the night before the preliminary rating committee meeting, analyzed a unique structural feature of the transaction that the issuer had urged them to evaluate and concluded that it could provide the extra ten basis points needed to satisfy S&P's "AAA" minimum credit enhancement floor. Their analysis relied, in part, on an exercise of analytical judgment concerning an economic outlook that extended beyond the period covered by the economic forecast developed by S&P's economic forecasting team for rating purposes.

5.   As a result of the content, urgent nature, high volume, and compressed timing of the communications between the S&P commercial employees and the S&P analytical team, the S&P commercial employees consequently became "participa[nts]" in the rating process for this RMBS transaction during a time when they were participating in, and being influenced by, sales and marketing considerations. Rule 17g-5(c)(8) is violated when a Nationally Recognized Statistical Rating Organization ("NRSRO") issues or maintains a credit rating where an individual who participates in sales and marketing activities seeks to influence the determination of a credit rating, or the rating procedures and methodologies used to determine a credit rating, even if the individual's conduct does not influence the credit rating or rating procedures or methodologies. S&P Global Ratings violated Rules 17g-5(c)(8)(i) and 17g- 5(c)(8)(ii) of the Exchange Act. In addition, S&P Global Ratings failed to establish, maintain, and enforce written policies and procedures reasonably designed to ensure compliance with Exchange Act Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) and thereby violated Section 15E(h)(1) of the Exchange Act.

Respondent

6.   S&P Global Ratings is an NRSRO headquartered in New York, New York. S&P is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly owned by S&P Global Inc., and (ii) operated by various other subsidiaries that are predominantly wholly-owned, directly or indirectly, by S&P Global Inc.

Background

A. S&P's Conflicts of Interest Policy Required Certain Communications Between Commercial and Analytical Employees to be Chaperoned by Compliance

7.   In 2017, S&P's conflicts of interest policies and procedures assigned employees to one of several roles based on the employee's responsibilities. The roles included, among others, analytical, commercial, and control (e.g., compliance).

8.   S&P's policies and procedures at the time further required that certain communications between commercial and analytical employees regarding a ratings engagement or ratings analysis be "chaperoned" by compliance. To satisfy this requirement, email communications between commercial and analytical employees often would be sent first to compliance for review and possible redaction, before being distributed by compliance to the

EXHIBIT VI

intended recipient(s). Compliance personnel also were required to be present on and monitor certain calls between commercial and analytical personnel.

9. Following an internal compliance review that was prompted by the unusual events surrounding the rating of this RMBS transaction, as described more fully below, S&P voluntarily enhanced its policies and procedures regarding communications between commercial and analytical employees.

B. S&P was Retained to Rate a Jumbo RMBS Transaction and Provided the Issuer with a Preliminary Rating Indication Which Contained a Calculation Error

10. In early July 2017, an issuer engaged S&P, along with several other rating agencies, to rate a jumbo RMBS transaction.[2] It was the first jumbo transaction that S&P had been engaged to rate in more than two years and its first rating for this issuer since early 2015. An S&P commercial employee described the engagement to other commercial employees as a "big win."

11. An S&P analytical employee who initially ran S&P's loss coverage model on the RMBS transaction made a mistake that impacted preliminary feedback provided by S&P to the issuer on July 18, 2017. The error implicated a particular aspect of S&P's RMBS criteria called the tail risk criteria.[3] The tail risk criteria required S&P to consider the structural protections provided by an RMBS to determine whether they are sufficient to mitigate the likelihood of back-end losses that may occur as certain loan tranches are paid down over time. The preliminary feedback provided by S&P indicated that S&P's written tail risk criteria required only a 60-basis-point minimum credit enhancement floor for a "AAA" rating, which would be satisfied by the 65-basis-point credit enhancement floor included in the proposed structure.

12. Based on the preliminary rating indication provided by S&P, the issuer asked S&P to proceed with the rating process, a development that an S&P commercial employee described to other commercial employees as "a positive turning point for the business."

C. After the Error was Discovered, the S&P Commercial Employees Repeatedly Communicated with the S&P Analytical Employees Concerning the Rating Process

13. The S&P analytical employees discovered the mistake on Friday, August 4, 2017. Upon correcting the error, S&P's analysis now indicated that the written criteria required protection equivalent to a 75-basis-point minimum credit enhancement floor for a AAA rating. A member of S&P's analytical team promptly alerted the issuer. Upon learning of the error, the issuer

---

[2] "Jumbo" is an industry term referring to mortgages whose value exceeds the conforming loan limit set on mortgages eligible for purchase by Fannie Mae and Freddie Mac.

[3] "Tail risk" is the risk that as the outstanding loan count decreases during a transaction's life that a default in a limited number of loans – particularly those with higher balances – can significantly affect rating stability, depending on available credit support. S&P's RMBS criteria provides specific methodologies and assumptions for analyzing tail risk.

EXHIBIT VI

immediately contacted the S&P commercial employees to raise concerns about S&P's changed analysis.

14.   The S&P commercial employees stated to other commercial team members, at that time, that the issuer had threatened that, if S&P's "ratings were changing, [S&P was] off the deal" and that, "by removing [S&P] from the deal, [the issuer] was also ending the relationship in RMBS indefinitely and would also drop all [S&P] servicer and originator rankings." An S&P commercial employee concluded in communications to other commercial team members that such a result would be a "huge reputational hit" for S&P and "have major ramifications for [S&P's] reentry in to [sic] the prime RMBS sector of the market . . . ."

15.   The S&P commercial employees then contacted the S&P analytical team by a chaperoned email sent on August 4. The email stated that the head of the issuer's RMBS group had called concerning the error and had told the S&P commercial employees that the issuer was in the process of marketing the deal, that 92 percent of the offering had been sold, and that the issuer had to "make a call by [the following day] whether to move ahead with or without S&P."

16.   The email from the S&P commercial employees also contained the following sentence, which was redacted by the reviewing compliance official who forwarded the email to the S&P analytical team: "This of course has major ramifications for entry into the Prime RMBS sector and reputational risk." Subsequently, however, another S&P compliance official sent an unredacted version of the same email to the S&P analytical team, which included the statement quoted above. Later on August 4, at approximately 10:00 p.m., a chaperoned telephone call took place between the S&P commercial and analytical employees to discuss the rating process.

17.   On or about the same day, the issuer informed S&P that it no longer would engage S&P to rate the subordinate bonds in the RMBS offering, but would continue to engage S&P to rate the senior "AA" bonds – for which the indicative rating remained unchanged – and the super senior "AAA" bonds – for which there was only a 10-basis-point difference between the loss coverage requirements under S&P's tail risk criteria and the issuer's 65-basis-point credit enhancement floor.

18.   The issuer urged S&P's analytical team to consider whether a structural payment priority feature – or trigger – included in the deal could supply protection equivalent to the 10 basis points needed to bridge the gap between the 75-basis-points minimum credit enhancement protection required by S&P's written RMBS criteria for "AAA" ratings and the 65-basis-point credit enhancement floor included in the RMBS transaction.

19.   An S&P commercial employee noted to other S&P commercial employees that S&P's potential ability to rate the super senior and senior support bonds was "a determining factor in [S&P's] ability to salvage the relationship to a degree" and that there seemed to be "a clear delineation in [the issuer's] ability to manage the fallout between the senior and sub investors . . . ."

D. The S&P Analytical Team Received, but Misunderstood, Advice Concerning Whether and How to Analyze the Trigger Feature

20.   Over the weekend of August 5 and 6, 2017, one of the S&P analytical employees

EXHIBIT VI

sought advice from an employee in S&P's criteria group regarding how to analyze the deal's trigger feature.[4] At about the same time, an S&P commercial employee reached out to the same criteria employee, via a chaperoned email, to impress upon him the importance of answering the issuer quickly.

21.   The criteria employee advised the analytical team that it could exercise analytical judgment in analyzing the trigger feature. Based on that guidance, members of the S&P analytical team used their analytical judgment to conclude that the trigger "sufficiently mitigate[d] tail risk for the 'AAA' super senior bond."

22.   As a result, on Monday, August 7, the S&P analytical employees informed the issuer that S&P could issue a "AAA" rating for the super senior bonds in the RMBS transaction and, at the issuer's request, confirmed its preliminary rating indications in writing. In light of S&P's assurances, the issuer revised its deal documents and continued marketing the deal, and S&P remained engaged to rate a portion of the offering. On the same day, the commercial and analytical employees held a chaperoned call to discuss the status of S&P's review of the transaction.

23.   In an internal email sent to other commercial employees on August 7, the S&P commercial employees indicated that the issuer had told them that the outcome, although not ideal, was "much better than having to drop S&P[,] which would have 'been disastrous.'" They also stated that the issuer had said that it would retain S&P to rate the super senior and senior support bonds, that the "analytical fireworks" would be "ring-fenced" on the issuer's end, and that the issuer likely would ask S&P to preliminarily assess the issuer's upcoming jumbo deals.

24.   On Tuesday, August 8, following discussions among compliance, criteria and analytical employees, it was determined that there may have been a misunderstanding between the criteria team and the S&P analytical employees as to the extent to which S&P's RMBS criteria allowed the analysts to exercise analytical judgment under the circumstances.

25.   As a result of those internal discussions, on August 8, notwithstanding that on the day before S&P had confirmed that 65 basis points plus the trigger would be sufficient for a "AAA" rating, one of the S&P analytical employees told the issuer that it was his understanding that the transaction needed to have at least a 75-basis-point minimum credit enhancement floor, after all, in order for S&P to issue a "AAA" rating.

26.   The issuer threatened to sue S&P and demanded that S&P reconsider its determination. Also on August 8, the head of the issuer's RMBS group emailed an S&P commercial employee to tell him that because S&P had confirmed its prior analysis in writing on August 7, the issuer had revised its deal documents and was "not in a position to make any updates

---

[4]   Among other things, S&P's criteria group is responsible for providing guidance to analytical employees concerning the application of S&P's written criteria during the rating process. Criteria employees are categorized as analytical employees for purposes of S&P's conflict of interest policy.

EXHIBIT VI

to the structure…," and that "[t]he ask [was] totally unacceptable."

E. **The S&P Analytical Team Concluded that the Trigger Feature Provided the Extra Credit Support Needed to Satisfy S&P's RMBS Criteria**

27.   After these events and communications, the analytical team met again with the senior criteria employee who had raised concerns about the manner in which the S&P analytical employees had exercised analytical judgment in determining the rating of the super senior bonds. During that meeting, the senior criteria employee clarified his prior comments and expressed the view that the S&P analytical team properly could apply analytical judgment in its choice of economic scenarios to test the trigger feature, but not in determining what the required level of protection ought to be. A preliminary rating committee meeting was scheduled for Wednesday, August 9.

28.   Between the evening of August 8 and the meeting on August 9, the S&P analytical employees ran multiple economic scenarios using various assumptions in an effort to determine how much credit to assign to the trigger feature and, in particular, whether the trigger could furnish at least 10 basis points of additional credit support.

29.   During the evening of August 8, via a chaperoned call, an analytical employee spoke to one of the S&P commercial employees concerning the status of the S&P analytical team's work on the rating analysis, and conveyed that there was "no resolution as of yet," but that the S&P analytical team would be "working through the night on various scenarios and cash flow runs," and that "an analytical committee [would] be held [the next day] to determine the final outcome, at which time a final decision [would] be provided to [the issuer]." The S&P commercial employees later reported the substance of the conversation to other commercial employees and to S&P's Head of Global Ratings. Also during the evening of August 8, S&P's Chief Credit Officer asked a criteria group employee "whether or not [the Analysts] ran a scenario *to find the 10 [basis points.]*" (Emphasis added.) The criteria employee responded that they had and that they would do "additional runs to see how sensitive the trigger is to different loss levels before making a final decision in terms of how much credit to give the trigger."

30.   On Wednesday, August 9, the S&P commercial employees became frustrated that the S&P analytical team was not keeping the issuer informed, after the issuer had told the S&P commercial employees that it was "progressing under the assumption that [S&P will] get there" and that the issuer expected to price the offering at 4:00 p.m. that day. An S&P commercial employee sent a chaperoned email to the S&P analytical team stating that the issuer was pressing them for answers and that the analytical team should update the issuer because of the "[s]ensitivity of [the] live transaction." A compliance official redacted the "[s]ensitivity of [the] live transaction" sentence from the email before forwarding it to the analytical team, but an unredacted copy of the email containing that statement subsequently was sent to the analysts by another compliance official.

31.   In total, between the time the error was discovered on August 4 and the preliminary rating committee on August 9, the S&P commercial and analytical employees exchanged numerous emails and meeting requests and engaged in several telephone calls chaperoned by compliance

EXHIBIT VI

personnel. S&P Global Ratings' policies and procedures that required certain communications between analytical and commercial staff to be chaperoned by compliance employees were not reasonably designed to address and manage the situation, such as happened here, given the volume, nature, and timing of even chaperoned communications for this rating. Moreover, as discussed above, chaperone-redacted content from S&P commercial employees ultimately was transmitted, unredacted, to the analytical staff.

32.   In advance of the preliminary rating committee on August 9, the S&P analytical team determined the trigger could supply the requisite 10 basis points if a "BB-" or worse economic stress scenario was projected to occur within 15 years.[5] S&P's written RMBS criteria provide that S&P's economic outlook is determined through an internal committee of senior analysts, economists, and senior credit officers. That economic outlook, however, does not provide any statement regarding expected macroeconomic conditions beyond a three-to-five-year time horizon. Therefore, the analytical team conducted its own economic research for purposes of the tail risk analysis to determine whether a "BB-" or worse economic scenario was likely to occur within 15 years. Based on historical analysis of prior economic cycles, the S&P analytical team concluded that a modest economic stress scenario would likely occur within 15 years, and that, therefore, the trigger feature provided adequate support in all reasonably likely economic scenarios during the projected life of the transaction. The S&P analytical team presented their trigger analysis to the preliminary rating committee meeting on August 9, and, shortly before the issuer priced the transaction, the committee voted unanimously to approve the proposed ratings, which provided for "AAA" and "AA" ratings for the super senior and senior support bonds, respectively.

33.   On August 14, during the period between the preliminary and final rating committee meetings, S&P published a presale report detailing S&P's preliminary ratings and analysis of the RMBS transaction. The presale report stated that "[t]he defined 0.65% credit enhancement floor specified in the transaction documents is below the 0.75% [S&P] calculated for 'AAA' rated super-senior certificates." The presale report also discussed S&P's analysis of the relevant structural feature, concluding that, "[g]iven past economic cycles," S&P "believe[d] that at least a modest economic stress scenario will likely occur within [15 years] and thus concluded the structural feature would trip. This would provide at least a 0.75% credit enhancement floor to the super seniors."

34.   On August 17, the S&P commercial employees emailed the issuer expressing their "deepest apologies" for the "serious challenges" presented on the RMBS transaction. The issuer asked them to provide preliminary feedback on another RMBS transaction. In an internal email among commercial employees, they noted that "[f]ollowing some challenges with both analytical messaging and delivery," S&P had rated its first RMBS prime-jumbo transaction with the issuer in over two and a half years and it was a "significant breakthrough for [S&P's] brand" with the issuer

---

[5]   Specifically, the analysis from the S&P analytical employees showed that the only scenario in which the trigger was not projected to trip before the credit enhancement dropped below the level required by the RMBS criteria was the scenario in which economic conditions remained at the "B" or "mild" economic stress scenarios, for over 15 years.

EXHIBIT VI

that should "generate positive visibility" with otherissuers.

F. S&P's Ratings Risk Review Group Disagreed with the Manner in which Analytical Judgment was Applied, but Concluded that There was No Misapplication ofS&P's RMBS Rating Criteria

35.   Although the preliminary rating committee unanimously voted in favor of the proposed ratings, during the period between the preliminary and final rating committee meetings, renewed concern was raised within S&P regarding the trigger analysis. The issue was referred to S&P's Ratings Risk Review ("RRR") group, which conducted a review of the ratings analysis. RRR ultimately disagreed with the manner in which the S&P analytical employees had exercised their analytical judgment. Specifically, RRR disagreed with the S&P analytical team's conclusion as part of their exercise of analytical judgment that a "BB-" economic scenario was likely to occur within 15 years for purposes of tail risk, while also using the "B" economic scenario as the lifetime expected loss scenario for purposes of determining loss coverage requirements. However, RRR concluded that there was no misapplication of S&P's RMBS criteria.

36.   In light of RRR's findings, as well as the questions raised regarding the atypical analytical approach used for the tail risk analysis, S&P changed the composition of the final ratings committee to ensure that it included new members who had not been involved in the underlying analysis or preliminary ratings process. RRR was asked to present its findings to the final rating committee, and the S&P analytical employees were provided an opportunity to respond. After hearing from both RRR and the S&P analytical team regarding the analytical approach used to recommend AAA and AA ratings to the super-senior and senior notes, respectively, the final rating committee voted unanimously to approve the S&P analytical employees' recommendation on August 29 and the rating letter was issued on August 30.

37.   Following the events described above, S&P undertook an internal investigation regarding the circumstances surrounding the rating of the transaction. It self-reported the conduct at issue to Commission staff, shared facts developed in its internal investigation, and facilitated Commission staff interviews with witnesses. S&P also took certain remedial measures, including voluntarily remediating its conflicts of interest policies and procedures and instituting enhanced training regarding its conflicts of interest policies and procedures. In particular, S&P revised its conflicts of interest policies and procedures to prohibit all communications between commercial and analytical employees – excepting only chaperoned communications with certain senior analytical managers – regarding (a) any new credit rating, from the time that analytical work for the purpose of determining such credit rating has commenced until the credit rating has been released, or (b) any outstanding credit rating from the time a rating committee meeting to review the credit rating has been scheduled until the credit rating has been released.

EXHIBIT VI

Violations

38.   As a result of the conduct described above, S&P Global Ratings willfully[6] violated Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) of the Exchange Act. Rule 17g-5(c)(8)(i) forbids NRSROs from issuing or maintaining a credit rating where a person within the NRSRO who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, also participates in sales or marketing of a product or service of the NRSRO or an affiliate of the NRSRO. Rule 17g-5(c)(8)(ii) forbids an NRSRO from issuing or maintaining a rating if a person who participates in the rating, or in developing or approving the procedures or methodology used in the rating, is influenced by sales or marketing considerations.

39.   S&P Global Ratings also willfully failed to establish, maintain, and enforce written policies and procedures reasonably designed to ensure compliance with Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii), and therefore violated Section 15E(h)(1) of the Exchange Act.

S&P Global Ratings' Remedial Efforts and Cooperation

In determining to accept the Offer, the Commission considered the remedial acts undertaken by Respondent and cooperation afforded the Commission staff during the investigation, as described more fully above.

Undertakings

Respondent has undertaken to: (a) review and enhance S&P Global's policies and procedures relating to conflicts of interest, and (b) withdraw the ratings that are the subject of this Order, as required pursuant to Rules 17g-5(c)(8)(i) and 17g- 5(c)(8)(ii) in light of the findings set forth in this Order.

Certify, in writing, compliance with the undertaking(s) set forth above. The certification shall identify the undertaking(s), provide written evidence of compliance in the form of a narrative, and be supported by exhibits sufficient to demonstrate compliance. The Commission staff may make reasonable requests for further evidence of compliance, and Respondent agrees to provide such evidence. The certification and supporting material shall be submitted to Assistant Directors Jeffrey Weiss and Yuri B. Zelinsky, 100 F St., N.E., Washington, DC 20549, with a copy to the Office of Chief Counsel of the Enforcement Division, no later than sixty (60) days from the date of the completion of the undertakings.

---

[6]   "Willfully," for purposes of imposing relief under Section 15E(d)(1) of the Exchange Act, "'means no more than that the person charged with the duty knows what he is doing.'" *Wonsover v. SEC*, 205 F.3d 408, 414 (D.C. Cir. 2000) (quoting *Hughes v. SEC*, 174 F.2d 969, 977 (D.C. Cir. 1949)). There is no requirement that the actor "also be aware that he is violating one of the Rules or Acts." *Tager v. SEC*, 344 F.2d 5, 8 (2d Cir. 1965).

EXHIBIT VI

IV.

In view of the foregoing, the Commission deems it appropriate, in the public interest, and for the protection of investors to impose the sanctions agreed to in Respondent's Offer.

Accordingly, pursuant to Sections 15E(d) and 21C of the Securities Exchange Act of 1934, it is hereby ORDERED that:

A.   Respondent S&P Global Ratings cease and desist from committing or causing any violations and any future violations of Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) under the Exchange Act and Exchange Act Section 15E(h)(1);

B.   Respondent S&P Global Ratings is censured; and

C.   S&P Global Ratings shall, within 15 days of the entry of this Order, pay a civil money penalty in the amount of $2,500,000.00 to the Securities and Exchange Commission for transfer to the general fund of the United States Treasury, subject to Exchange Act Section 21F(g)(3). If timely payment is not made, additional interest shall accrue pursuant to 31 U.S.C. § 3717.

Payment must be made in one of the following ways:

(1) Respondent may transmit payment electronically to the Commission, which will provide detailed ACH transfer/Fedwire instructions upon request;

(2) Respondent may make direct payment from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm; or

(3) Respondent may pay by certified check, bank cashier's check, or United States postal money order, made payable to the Securities and Exchange Commission and hand-delivered or mailed to:

Enterprise Services Center
Accounts Receivable Branch
HQ Bldg., Room 181, AMZ-341
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

Payments by check or money order must be accompanied by a cover letter identifying S&P Global Ratings as a Respondent in these proceedings, and the file number of these proceedings; a copy of the cover letter and check or money order must be sent to Stacy Bogert, Associate Director, Division of Enforcement, Securities and Exchange Commission, Division of Enforcement, Securities and Exchange Commission, 100 F St., N.E., Washington, DC 20549 and to Osman Nawaz, CFI Unit Chief, Division of Enforcement, Securities and Exchange Commission, New York Regional Office, 100 Pearl St., Ste. 20-100, New York, NY 10004-2616.

EXHIBIT VI

D.	Amounts ordered to be paid as civil money penalties pursuant to this Order shall be treated as penalties paid to the government for all purposes, including all tax purposes. To preserve the deterrent effect of the civil penalty, Respondent agrees that in any Related Investor Action, it shall not argue that it is entitled to, nor shall it benefit by, offset or reduction of any award of compensatory damages by the amount of any part of Respondent's payment of a civil penalty in this action ("Penalty Offset"). If the court in any Related Investor Action grants such a Penalty Offset, Respondent agrees that it shall, within 30 days after entry of a final order granting the Penalty Offset, notify the Commission's counsel in this action and pay the amount of the Penalty Offset to the Securities and Exchange Commission. Such a payment shall not be deemed an additional civil penalty and shall not be deemed to change the amount of the civil penalty imposed in this proceeding. For purposes of this paragraph, a "Related Investor Action" means a private damages action brought against Respondent by or on behalf of one or more investors based on substantially the same facts as alleged in the Order instituted by the Commission in this proceeding.

E.	Respondent shall comply with the undertakings enumerated in Section III, above.

By the Commission.

Vanessa A. Countryman
Secretary

S&P Global Ratings (the "NRSRO")
Form NRSRO Annual Certification as of December 31, 2022
List of Material Changes Pursuant to Form NRSRO Instruction F

A. On May 2, 2022, the NRSRO submitted an Update of Registration to Form NRSRO to include:

   1) <u>Form NRSRO Item 3:</u> Updated to reflect the new office location of S&P Global Ratings Canada, a business unit of S&P Global Canada Corp.

B. On August 4, 2022, the NRSRO submitted an Update of Registration to Form NRSRO to include:

   1) <u>Form NRSRO Item 3:</u> Deregistration of S&P Global Ratings Europe Limited Moscow branch;
   2) <u>Exhibit 2:</u> An updated Glossary;
   3) <u>Exhibits 3, and 5:</u> An updated S&P Global Ratings Addendum to the Securities Disclosure & Trading Policy;
   4) <u>Exhibit 4:</u> An updated description of business segments, S&P Global Inc. List of Subsidiaries and NRSRO Organizational Charts; and
   5) <u>Exhibit 7:</u> An updated S&P Global Ratings Addendum to the Securities Disclosure & Trading Policy and Market Interaction Policy.

C. On November 28, 2022, the NRSRO submitted an Update of Registration to Form NRSRO to include:

   1) <u>Form NRSRO Item 3</u>: Updated to reflect the new office locations for S&P Global Ratings Australia Pty Ltd and S&P Global Ratings UK Limited;
   2) <u>Form NRSRO Disclosure Reporting Pages:</u> Updated to include the U.S. Securities and Exchange Commission's November 14, 2022 Order captioned "In the Matter of S&P Global Ratings," in which the SEC found that S&P Global Ratings had wilfully violated Rules 17g-5(c)(8)(i) and 17g-5(c)(8)(ii) of the Exchange Act of 1934 and Section 15E(h)(1) of the Exchange Act of 1934;
   3) <u>Exhibit 1:</u> Updated Performance Measurement Statistics (Tables 11, 12, 21, 24, 27, 34, 35, and 36); and
   4) <u>Exhibit 4</u>: An updated S&P Global Inc. List of Subsidiaries and NRSRO Organizational Charts.